UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: January 30, 2007
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Date: January 30, 2007	Sheila Colman
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1	Press Release dated January 23, 2007

2	Bidder’s Statement dated January 23, 2007

3	Press Release dated January 24, 2007, along with map entitled “Exploration Projects — Drill Programs”

4	Press Release dated January 30, 2007

3

Exhibit 1

Denison
Press Release	www.denisonmines.com

FOR IMMEDIATE RELEASE	Trading symbol: DML-T
DENISON FILES BIDDER’S STATEMENT
TO ACQUIRE OMEGA CORP LIMITED
TORONTO, January 23, 2007 (DML:TSX) — Denison Mines Corp. (“Denison” or the “Company”) is pleased to announce that the Company has today lodged a Bidder’s Statement with the Australian Securities and Investment Commission in connection with Denison’s offer to acquire all of the issued and outstanding shares of OmegaCorp Limited (“OmegaCorp”) (OMC:ASX) which was announced on December 5, 2006. Under the terms of the offer:
1)	each OmegaCorp shareholder will receive AU$1.10;

2)	the offer opens on February 1, 2007; and

3)	the offer closes at 5:00 pm (Central Australian Time) on February 28, 2007.
The directors of OmegaCorp stated in an announcement on the Australian Stock Exchange on December 6, 2006 that they unanimously recommend that OmegaCorp shareholders accept the Company’s offer in the absence of a superior offer.
A copy of the Bidder’s Statement is available on www.sedar.com.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
(416) 979-5893 (FAX)
Website: www.denisonmines.com

Exhibit 2

DENISON MINES

BIDDERS STATEMENT

Containing an offer of $1.10 cash per share by

Denison Mines Corp

to acquire all of your ordinary shares in

OmegaCorp Limited ABN 60 094 212 307

OmegaCorp Directors unanimously recommend you accept the offer (in the absence of a superior offer)

Financial Advisers to Denison

DUNDEE SECURITIES CORPORATION

Legal Advisers to Denison

price LAWYERS sierakowski

Important Dates

Announcement Date	5 December 2006

Date of Bidder’s Statement	23 January 2007

Date of Offer	1 February 2007

Offer closes – 5pm (CST) unless extended*	28 February 2007

*	The Offer may be extended to the extent permissible under the Corporations Act.
Important Contacts

Share registrar for the Offer	Denison Offer Enquiry Line*

Computershare Investor Services Pty Ltd	1300 653 890 (for Australian callers)

Level 5/115 Grenfell Street	+61 3 9415 4213 (for international callers)
Adelaide, South Australia 5000

*	For legal reasons calls to these numbers will be recorded.
Important Notices
Bidder’s Statement
This Bidder’s Statement dated 23 January 2007 is given by Denison Mines Corp. (Denison) to OmegaCorp Limited (OmegaCorp) under Part 6.5 of the Corporations Act. It includes an Offer dated 1 February 2007 on the terms set out in section 9.
A copy of this Bidder’s Statement was lodged with ASIC on 23 January 2007. Neither ASIC nor any of its officers takes responsibility for the contents of this Bidder’s Statement.
Disclaimer as to forward looking statements
Some of the statements appearing in the Bidder’s Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Denison and OmegaCorp operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Denison, the officers of Denison, any persons named in this Bidder’s Statement with their consent or any person involved in the preparation of this Bidder’s Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Bidder’s Statement reflect views held only as at the date of this Bidder’s Statement.

Privacy
Denison has collected your information from the OmegaCorp register of shareholders for the purpose of making this Offer and, if accepted, administering your holding of OmegaCorp Shares. The Corporations Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Denison’s related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. You can contact the Denison offer enquiry line if you have any queries about the privacy practices of Denison.
Defined terms
A number of important words and phrases with particular meanings are used in this document. These terms are explained in the Glossary in section 12 of this Bidder’s Statement.
Investment decisions
The Bidder’s Statement does not take into account the individual investment objectives, financial situation or particular needs of each OmegaCorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.
How to accept
Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in section 9.2. A summary is set out below:
•	Issuer Sponsored Holdings

Please complete and sign the enclosed Acceptance Form in accordance with the instructions provided on the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas OmegaCorp Shareholders).

•	CHESS Holdings

Please instruct your Controlling Participant (usually your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.

•	Options

If you hold OmegaCorp Options, please refer to section 8.2.
Queries
If you have any questions about the Bidder’s Statement, please contact the Offer enquiry line on 1300 653 890 (or +61 3 9415 4213 for international callers) or your stockbroker, legal or financial adviser. As required by the Corporations Act, calls to the Offer enquiry line will be recorded.

Chief Executive Officer’s Letter
23 January 2007
Dear OmegaCorp Shareholder
Denison is pleased to provide to you its Offer to acquire all your shares in OmegaCorp for a price of $1.10 per share.
Reasons to Accept
The Offer values OmegaCorp at approximately $170 million. The Offer represents:
•	an approximate 25% premium to the volume weighted average price of OmegaCorp Shares over the previous 20 trading days before 5 December 2006 (the date the bid was announced by Denison);

•	a substantial premium to the price of OmegaCorp Shares over the following periods:
•	a premium of 100% to the 1 year volume weighted average OmegaCorp Share price of $0.55;

•	a premium of 175% to the 2 year volume weighted average OmegaCorp Share price of $0.40; and

•	a premium of 424% to the 1 year OmegaCorp Share price low of $0.21;
•	an opportunity for OmegaCorp Shareholders to immediately realise the benefits from the Kariba Project;

•	the assumption by Denison of the substantial investment risks associated with an investment in OmegaCorp including, but not limited to, permitting, resource upgrading, operational, metallurgical and financial risks involved in the development and commercialisation of the Kariba Project;

•	an offer that has been unanimously recommended by the directors of OmegaCorp in the absence of a superior offer;

•	an offer that the directors of OmegaCorp have announced their intention to accept in respect of their own shareholdings in the absence of a superior offer; and

•	a cash offer.
OmegaCorp Shareholders should be aware that the OmegaCorp Share price may decline below current levels, at least in the short term, if the Offer lapses and no competing bid emerges.
Denison’s Offer is conditional upon certain conditions. Details of the conditions are set out in section 9.8 of the Bidder’s Statement.
This is an important document which you should retain throughout the Offer Period.

We believe that the Offer is very fair in all circumstances. We encourage you to accept the Offer as soon as possible. Please read this document carefully. The Offer is open for your acceptance until 5pm CST on 28 February 2007 unless extended. To accept the Offer, complete and return the enclosed Acceptance Form or instruct your broker to initiate acceptance of the Offer through CHESS.
If you have any questions about the Offer, please contact the offer enquiry line on 1300 653 890 (or +61 3 9415 4213 for international callers) or your stockbroker, legal or financial adviser.
Yours sincerely
E. Peter Farmer
Chief Executive Officer / Director

Why you should accept the Offer
1.	Significant premium

The Offer represents an attractive premium over the historical market price of OmegaCorp Shares. The Offer at $1.10 per OmegaCorp Share represents a premium of approximately:
•	25% to the volume weighted average price of OmegaCorp Shares over the 20 trading days before the Announcement Date (being 5 December 2006);

•	100% to the 1 year volume weighted average OmegaCorp Share price of $0.55;

•	175% to the 2 year volume weighted average OmegaCorp Share price of $0.40; and

•	424% to the 1 year OmegaCorp Share price low of $0.21.
While as of 22 January 2007 (being the day before the date of this Bidder’s Statement) OmegaCorp Shares were trading at prices slightly above the Offer Price, Denison believes that this is a reaction to Denison’s takeover announcement.
If the Offer does not proceed, and no competing bid emerges, the current OmegaCorp share price may not be sustainable and is likely to fall below the Offer Price.
If you accept the Offer and it becomes unconditional, you will receive cash of $1.10 for each of your OmegaCorp Shares. Further, you will not pay any brokerage or stamp duty if you accept the Offer. You may incur brokerage costs and GST on those costs if you choose to sell your OmegaCorp Shares on ASX.

2.	Avoidance of Project Development Risk

OmegaCorp’s Kariba Project is at an early stage of development and the resource is a 100% JORC inferred resource. It should be noted that inferred resources under JORC are the lowest confidence category of resource classification and a significant amount of work needs to be undertaken to determine the commercial viability, if any, of the Kariba Project. Accordingly, it may be 2 years or a number of years before commercial operations on the Kariba Project commence, if at all.

Successful development and commercialisation of the Kariba Project will require a combination of a number of things:
•	a successful exploration and development program to upgrade the resource to a higher confidence classification and determine the commercial viability of the Kariba Project;

•	a strong and capable management team with the appropriate mix of specific skills — from geology, mining, metallurgy, engineering and construction through to project financing and marketing of the product;

•	a significant amount of capital; and

•	regulatory approvals.
At this time, the government of Zambia has yet to issue any licence for mining uranium in Zambia. The Zambian Government has publicly stated that prior to granting of uranium mining licenses the Zambian Government will need to implement the International Atomic Energy Agency guidelines, which will establish health and environmental policies for uranium mines.

Denison is better able to provide the financing required for the Kariba Project.

Denison possesses a diversified mix of uranium production assets with varying cost profiles. The Kariba Project is likely to occupy the higher-cost end of Denison’s portfolio. Therefore, Denison is potentially better able to absorb future uranium price volatility than a single project company such as OmegaCorp.
3.	Avoidance of Future Funding Uncertainties

This Offer allows OmegaCorp Shareholders to eliminate the risk associated with future funding uncertainties in exchange for a cash payment.

Given the early stage of development of OmegaCorp’s Kariba Project, OmegaCorp will require a significant amount of capital to advance this project to eventual production. Current estimates from OmegaCorp’s preliminary Scoping Study announced on 13 November 2006, estimated the capital cost at approximately $60 million (US dollars) which is several multiples of OmegaCorp’s cash balance of approximately $11.7 million (as disclosed in OmegaCorp’s announcement on 31 October 2006).

Failure to secure appropriate funding on a timely basis may cause OmegaCorp to either postpone, or cancel, its development plans.

Development of the Kariba Project will necessitate OmegaCorp entering into additional financing or potential joint venture arrangements, the availability and terms of which are uncertain and may not be favourable to OmegaCorp Shareholders.

4.	Offer Unanimously supported by OmegaCorp Directors

In an ASX announcement dated 6 December 2006, OmegaCorp stated that:
•	its directors unanimously recommend that OmegaCorp Shareholders accept the Offer and that each director intends to accept the Offer in relation to their own shareholdings, in both cases subject to there being no superior offer being made for OmegaCorp Shares; and

•	the directors believe that the Offer provides OmegaCorp Shareholders with the opportunity to realise benefit from OmegaCorp’s wholly owned Kariba Project sooner than if OmegaCorp sought to develop the Kariba Project itself.
5.	The Offer is a 100% Cash Offer and OmegaCorp Shareholder’s Will Incur No Brokerage

If OmegaCorp Shareholder’s accept the Offer and it becomes unconditional they will receive $1.10 for each OmegaCorp Share. Further, no brokerage will be payable if the Offer is accepted. OmegaCorp Shareholders may incur brokerage costs and GST on those costs, if they choose to sell their OmegaCorp Shares on ASX.

6.	Retained entitlement in Mavuzi Project

OmegaCorp has announced it proposes to spin off its Mavuzi Project through the IPO. Any person who:
•	on the Relevant Date, is the registered holder of OmegaCorp Shares; or

•	is the registered holder of OmegaCorp Shares issued on exercise of OmegaCorp Options before the end of the Offer Period;
will have a priority entitlement to subscribe for securities under the IP0.

In addition to the cash consideration OmegaCorp Shareholders will receive under this Offer, this entitlement may provide additional value to OmegaCorp Shareholders. Three of OmegaCorp’s current directors will manage the IPO.
7.	What happens if you do not Accept?

If OmegaCorp Shareholders do not accept the Offer and OmegaCorp remains a listed company, there are risks and potential consequences that they should be aware of. These risks and consequences have been detailed above and include, project development risks, risk of future dilution, political and regulatory risks, and investment risks.

If Denison acquires more than 90% of the OmegaCorp Shares under the Offer it will be entitled to compulsorily acquire the OmegaCorp Shares from OmegaCorp Shareholders who do not accept the Offer. Under the compulsory acquisition provisions of the Corporations Act there is likely to be a delay of up to six weeks for payment of the OmegaCorp Shares so acquired.

For the six months prior to the announcement of the Offer, OmegaCorp’s share price traded between $0.51 and $1.03. While there are many factors that might influence the market price of OmegaCorp Shares, there is a risk that, if the Offer lapses, the OmegaCorp Share price may decline below current levels, at least in the short term.

No dividends have been paid by OmegaCorp to date. Given the capital requirements of the Kariba Project there is no certainty of dividends or capital returns at any time for OmegaCorp Shareholders.

Denison believes that the Offer is full and fair.

Answers to Key Questions
Question
Offer Structure
What is the Offer?
Answer
Denison is offering to buy all of Your OmegaCorp Shares, including OmegaCorp Shares issued on the conversion of, or the exercise of rights attached to OmegaCorp Options before the end of the Offer Period.
The Offer Price is cash of $1.10 per OmegaCorp Share.
Question
What are the tax consequences if I accept the Offer?
Answer
A general outline of the tax implications of accepting the Offer is set out in section 6 of the Bidder’s Statement.
Question
Reasons to Accept the Offer
Why Accept the Offer?
Answer
The Denison Board believes that OmegaCorp Shareholders should accept the Offer for the following key reasons:
•	Denison’s cash offer of $1.10 for each of Your OmegaCorp Shares represents an attractive premium to the trading price ranges of OmegaCorp Shares in the period prior to the date the Takeover Bid was announced;

•	The offer has been unanimously recommended by the directors of OmegaCorp in the absence of a superior offer;

•	The directors of OmegaCorp intend to accept the Offer in respect of their own shareholdings in the absence of a superior offer;

•	Denison’s offer is a 100% cash offer and you will incur no brokerage;

•	The assumption by Denison of the substantial investment risks associated with an investment in OmegaCorp including, but not limited to permitting, resource upgrading, operational, metallurgical and commercial risks involved in the development and operation of the Kariba Project;

•	Denison’s offer provides an opportunity for OmegaCorp Shareholders to immediately realise their investment at an attractive premium to historical trading prices; and

•	Persons registered as OmegaCorp Shareholders on the Relevant Date or who hold OmegaCorp Shares issued on exercise of OmegaCorp Options before the end of the Offer Period will have a priority entitlement under the IPO. Accepting the Offer will not affect this entitlement.
Refer to the section headed “Why you should accept the Offer” of this Bidder’s Statement for further information.
Question
Offer Terms & Conditions
How do I accept the Offer?
Answer
To accept the Offer you should follow the instructions set out in sections 1, and 9.2 to 9.5 (inclusive) of this Bidder’s Statement. To be effective, your acceptance must be received by Denison before 5pm (CST) on 28 February 2007.
Question
What choices do I have as an OmegaCorp Shareholder?
Answer
As an OmegaCorp Shareholder, you have the following choices in respect of Your OmegaCorp Shares:
•	accept the Offer;

•	sell some or all of Your OmegaCorp Shares on ASX (unless you have previously accepted the Offer for Your OmegaCorp Shares); or

•	do nothing.
Question
Can I accept the Offer for part of my holding in OmegaCorp?
Answer
No. You cannot accept for part of your holding in OmegaCorp. You may only accept the Offer for ALL of Your OmegaCorp Shares.
Question
Can I withdraw my acceptance?
Answer
Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will arise if, after you have accepted the Offer, Denison varies the Offer in a way that postpones, for more than one month, the time when Denison has to meet its obligations under the Offer.

Question
What happens if I do not accept the Offer?
Answer
If you do not accept the Offer and Denison becomes entitled to proceed to compulsory acquisition under the Corporations Act and the conditions of the Offer are satisfied or waived, Denison intends to proceed to compulsorily acquire Your OmegaCorp Shares. If this occurs, payment of the Offer Price for Your OmegaCorp Shares will be dispatched at the conclusion of this process. You will receive payment sooner if you accept the Offer.
Question
When does the Offer close?
Answer
The Offer is currently schedule to close at 5pm (CST) on 28 February 2007, unless it is extended.
Question
Can Denison extend the Offer Period?
Answer
Yes, the Offer can be extended at Denison’s election or otherwise in accordance with the Corporations Act.
Question
If I accept the Offer, when will I receive payment?
Answer
Generally, if you accept the Offer, you will receive payment on or before the earlier of:
•	one month after the Offer is validly accepted by you, or if the Offer is still subject to the Conditions when accepted, one month after the Offer becomes unconditional (whichever is the later); and

•	21 days after the end of the Offer Period.
Refer to section 9.7 of this Bidder’s Statement which contains further information about the dates for payment of the Offer consideration.
Question
Will I need to pay brokerage or stamp duty if I accept the Offer?
Answer
You will not pay brokerage or stamp duty if you accept the Offer.
Question
What are the Conditions of the Offer?
Answer
The Offer is subject to the following Conditions:
•	foreign investment approval. An application for FIRB approval has been made by Denison;

•	between 5 December 2006 and the end of the Offer Period:

•	no regulatory action restraining the making and completion of the Offer (as at the date of this Bidder’s Statement no such action has been disclosed or announced by OmegaCorp);

•	no material adverse change in the position of OmegaCorp (as at the date of this Bidder’s Statement no such change has been disclosed or announced by OmegaCorp);

•	no change of control rights (as at the date of this Bidder’s Statement no such rights have been disclosed or announced by OmegaCorp); and

•	OmegaCorp providing Denison with all material information which Denison may request; and
•	between 5 December 2006 and the date that is 3 Business Days after the end of the Offer Period, no “Prescribed Occurrence” occurs.
The above is only a summary. The full terms of these Conditions are set out in section 9.8 of this Bidder’s Statement.
Question
What happens if the Conditions to the Offer are not satisfied or waived?
Answer
If any of the Conditions are not satisfied or waived by the applicable date, the Offer will lapse. If you have accepted the Offer, Your OmegaCorp Shares will not be transferred to Denison and you will not receive any consideration for Your OmegaCorp Shares. You will remain a shareholder of OmegaCorp.
Question
General
What is the Bidder’s Statement?
Answer
This Bidder’s Statement was prepared by Denison for distribution to OmegaCorp Shareholders. It sets out the terms of the Offer, information relating to the Offer and the Offer consideration you will receive. The Bidder’s Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your financial, legal or other professional adviser as soon as possible.

Question
Is there a number that I can call if I have further queries in relation to the Offer?
Answer
If you have any further queries in relation to the Offer, you can call the Offer enquiry line on 1300 653 890 (callers within Australia) or +61 3 9415 4213 (callers outside Australia), Monday to Friday between 9am and 5pm (WST). For legal reasons, all calls to these numbers are recorded.
Any further material relating to the Offer will be lodged with the ASX.
Question
Who is Denison?
Answer
Denison Mines Corp. is a diversified and growth oriented, intermediate uranium producer with an estimated annual production rate of approximately 5 million pounds U3O8 by 2010. As at 15 January 2007, Denison has a strong financial position with in excess of $180 million (Canadian Dollars) cash balance and no debt.
Denison is listed on the Toronto Stock Exchange and trades under the symbol DML. The Chief Executive Officer of Denison is
E. Peter Farmer.
Refer to section 2 for further information on Denison.
Question
IPO priority entitlement
Answer
If either:
•	on the Relevant Date (being 8.00am (WST) on 29 January 2007) you hold OmegaCorp Shares; or

•	you hold OmegaCorp Shares issued on exercise of Options before the end of the Offer Period;

•	you will have a priority entitlement to subscribe for securities under the IPO. In which case you will receive a prospectus and application forms in due course. Conduct of the IPO will be controlled by three of the current directors of OmegaCorp.
OmegaCorp anticipates that the IPO will not be completed and a prospectus will not be sent to you until after the end of the Offer Period.
Question
Important Notice
Answer
The information in this section is a summary only of Denison’s Offer and is qualified by the detailed information set out elsewhere in this Bidder’s Statement.
You should read the entire Bidder’s Statement and the Target’s Statement that OmegaCorp will shortly be sending to you, before deciding whether to accept the Offer.

1.	Summary of the Offer
This summary provides an overview of the Offer and is qualified by the detailed information contained in Bidder’s Statement. You should read the Bidder’s Statement in full before deciding whether or not to accept the Offer.
Defined terms used in this summary are capitalised. The definitions of these terms are set out in the Glossary in section 12.

Denison	is Denison Mines Corp.

The Offer	Denison is offering to buy all of Your OmegaCorp Shares, by way of an off-market takeover offer. You may only accept the Offer for all of Your OmegaCorp Shares.

The Offer also extends to any OmegaCorp Shares issued on the conversion of, or exercise of rights attached to, OmegaCorp Options before the end of the Offer Period.

Offer Price	$1.10 per OmegaCorp Share.

How to accept	Below is a summary of the ways in which you can accept the Offer. The full details of how to accept the Offer are set out in sections 9.2 to 9.4 (inclusive).

Issuer Sponsored Holding

If Your OmegaCorp Shares are held in an Issuer Sponsored Holding, to accept the Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited GPO Box 1326 ADELAIDE SOUTH AUSTRALIA 5001

OR

(By delivery in person)

Computershare Investor Services Pty Limited Level 5/115 Grenfell Street ADELAIDE SOUTH AUSTRALIA 5000

so that it is received by Denison before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas OmegaCorp Shareholders).

CHESS Holding

If Your OmegaCorp Shares are held in a CHESS Holding, you must instruct your Controlling Participant (usually your broker) to initiate an acceptance of the Offer on your behalf.

You could also complete and sign the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed above. However, Denison will merely send this form to your Controlling Participant who is the only person who can accept the Offer on your behalf.

Closing date	The Offer closes at 5pm CST on 28 February 2007, unless it is extended by Denison.

Payment terms	Denison will pay the consideration for the Offer to OmegaCorp Shareholders who accept the Offer (and provide the necessary transfer documents at the time of acceptance) on or before the earlier of:

(a) 21 days after the end of the Offer Period; or

(b) one month after the day both of the following apply:

(i) the Offer has been validly accepted by you; and

(ii) the Offer has become unconditional.

Conditions	The Offer is subject to the Conditions set out in section 9.8 of this document.

Dividends	Denison is entitled to any dividends declared or paid after the Announcement Date in respect of OmegaCorp Shares acquired under the Offer. If any such dividend is paid to an OmegaCorp Shareholder, Denison reserves the right to offset the amount of the dividend from the consideration payable to that Shareholder on acceptance of the Offer.

Brokerage	You will not pay any brokerage, stamp duty or GST on accepting the Offer.

Broker Handling Fees	Denison will pay a broker handling fee of 0.5% to Participating Organisations of the ASX (Brokers) in respect of valid acceptances which bear the Broker’s official stamp or are accepted through the Broker via CHESS. There will be a $50 minimum fee per acceptance and the maximum fee per acceptance will be capped at $750 including GST.

Queries	If you have any questions about the Offer, please contact the Offer enquiry line on 1300 653 890 (or +61 3 9415 4213 for international callers). As required by the Corporations Act, calls to the Offer enquiry line will be recorded.

2.	Information about Denison
2.1	Introduction
Denison is Denison Mines Corp., a Canadian-listed uranium producer, developer and explorer. Denison is the result of a business combination between International Uranium Corporation (IUC) and Denison Mines Inc. (DMI) which concluded effective 1 December 2006 and under which the shares of DMI were converted into shares of IUC and IUC changed its name to Denison Mines Corp.
Denison is the premier North American intermediate uranium producer, with mining assets in the Athabasca Basin region of Saskatchewan, Canada, and the southwest United States including Colorado, Utah and Arizona. Further, Denison holds ownership interests in two of the four conventional uranium mills operating in North America today. The diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions positions Denison for growth and development into the future.
2.2	Principal activities of Denison
Denison is a diversified and growth-oriented, intermediate uranium producer with an estimated annual production rate of approximately 5 million pounds of U3O8 by 2010. Denison has a strong financial position with cash balances in excess of $180 million (Canadian dollars) and no debt (as of 15 January 2007).
Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% joint venture ownership of the McClean Lake mill in Saskatchewan, Canada. The McClean Lake mill is the second largest conventional uranium mill in the world.
Both mills are fully permitted, operating and undergoing expansion. The share of the combined licensed annual milling capacity is expected to be 10.7 million pounds in 2007. Both the White Mesa and McClean Lake uranium facilities continue to meet or exceed all operational, environmental, safety and health targets. The McClean Lake facility was the first mining operation to obtain the internationally recognized ISO 14001 certification for environmental management systems.
In Canada, Denison owns a 22.5% interest in several uranium deposits through the McClean Lake Joint Venture. At the JEB, Sue A and Sue C deposits, the Joint Venture has mined and milled over 41 million pounds of uranium. Mining of the Sue E deposit is currently underway. The remaining known deposits, including McClean North, Sue B and Caribou, are expected to be mined over the next three years.
In the United States, Denison has a 100% interest in ten mines located in three separate mining areas. At four of the six mines located in the Colorado Plateau region, in the states of Utah and Colorado, Denison restarted mining operations in late 2006. Permitting of the Henry Mountains Complex, also in Utah, is underway and Denison anticipates receiving the permit in March 2007. Denison will begin mining operations upon receipt of the permit. Additionally, Denison owns three mines in the Arizona Strip mining region, located in Northeastern Arizona. Operations at the Arizona 1 Mine are expected to begin in late 2007. Permitting of the Pinenut and Canyon Mines will be completed in 2009-2010 and operations will begin once the permits are in place.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the company’s mills in the Athabasca Basin in Saskatchewan, Canada and in the Colorado Plateau, Henry Mountain and Arizona Strip regions of the Southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments, in Australia. In Mongolia, Denison has a 70% interest in the Gurvan Saihan Joint Venture. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to the remaining 15%. In Australia, Denison has a 12% interest in Energy Metals Limited. Energy Metals has seven projects located in the Northern Territory and Western Australia covering over 4,000 square kilometres.

2.3	Denison’s affliation with the Lundin Group of Companies
The largest single shareholder of Denison is the Lundin family (Lundin) through various individual and wholly owned holding company accounts. In business for over three decades, the Lundins are leaders in identifying superior global investment opportunities in the natural resource sector.
Well over $3 billion in financing has been raised to develop Lundin Group projects. The thirteen companies operated by the Lundins are actively engaged in the development/production of and exploration for oil and gas, gold, copper, cobalt, zinc, lead, silver, uranium, phosphate and iodine. The Lundins invest in large scale projects, both exploration and development. They have consistently financed, constructed and aggressively developed these projects, adding significant value for stakeholders.
The Lundin Group of Companies operate in over twenty different countries and have been highly commended by local communities and governments for their efforts in developing a set of protocols that ensure issues of environmental and cultural concern are addressed as well as economic benefits and employment opportunities.
The Lundin Group is headquartered in Geneva, Switzerland. Corporate offices are located in Vancouver, Calgary, Toronto, Paris and Stockholm. Project offices are worldwide, with key project offices located in Saskatoon, Denver, Santiago, Jakarta, Tunis, Buenos Aires, San Juan, Damascus, Cairo, Moscow and Uppsala. A technical office servicing the Lundin oil and gas companies is located in Geneva, Switzerland.
2.4	Denison’s Board of Directors and Management team
Brief profiles of the directors of Denison and its management team, as at the date of this Bidder’s Statement, are as follows:
Lukas H. Lundin, chairman,
Mr. Lundin has served as a director of IUC since May 1997. Born in 1958, Lukas Lundin was raised in Stockholm, Sweden and educated at the Ecole Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering).
At age 25, Mr. Lundin headed International Petroleum Corporation’s extensive and rapidly growing international operations and was based in the company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Bajo de la Alumbrera was the subject of a $500 million takeover by Rio Algom and North Limited and is now one of the largest gold/copper producers in the world. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit. Veladero was the subject of a $300 million takeover by Homestake Mining Company in 1999. In addition, Mr. Lundin was a senior Director of Lundin Oil AB and was instrumental in the $480 million takeover of Lundin Oil AB by Talisman Energy in 2001. Mr. Lundin is currently a Director of Atacama Minerals Corp., Canadian Gold Hunter Corp., Canmex Minerals Corporation, Red Back Mining Inc., Lundin Petroleum AB, Lundin Mining Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp. and Vostok Nafta Investment Ltd.
E. Peter Farmer, Chief Executive Officer and Director,
Mr. Farmer was the President and Chief Executive Officer of DMI. In addition, Mr. Farmer served as a director of DMI since September 2003. After the DMI and IUC business combination, Mr. Farmer was appointed as Chief Executive Officer and a director of Denison. Mr. Farmer joined Denison Mines Limited in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Mr. Farmer served as a director of Denison Mines Limited starting in 1995, and continued as a director of Denison Energy to 2004. Prior to joining Denison Mines Limited, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen’s University in 1971 and received his LL.B. from the University of Windsor in 1974.

Ron F. Hochstein, President, Chief Operating Officer and Director,
Mr Hochstein has been a director of IUC since April, 2000. Mr Hochstein began his career with Noranda, a major Canadian mining company. Over his 12 years with Noranda Inc. he worked at a number of its operations and in Toronto with the business development group. After Noranda, he joined Simons Mining Group in Vancouver where he was the project manager of several feasibility studies and a financial analyst on a number of fairness opinions. Through his experience in the mining industry he has worked in South and North America, Africa, Asia and the Middle East and with most major commodities. Mr. Hochstein joined IUC in the fall of 1999 and took over as President and Chief Executive Officer in April 2000. After the DMI and IUC business combination, Mr. Hochstein was appointed President and Chief Operating Officer and a director of Denison. He is currently President of the Uranium Producers of America and is on the Board of Directors of the U.S. National Mining Association. Mr. Hochstein has a B.Sc. in metallurgical engineering from the University of Alberta and an M.B.A. from the University of British Columbia. Mr. Hochstein is also President and Chief Executive Officer of Fortress Minerals Corp. and is a director of JNR Resources Inc., Fortress Minerals Corp., Atacama Minerals Corp. and Santoy Resources Ltd.
John H. Craig, Director
Mr. Craig has been a director of IUC since May 1997. Mr. Craig is a lawyer practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, TSX listing, dealings with TSX and Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operation agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LLB from the University of Western Ontario and was admitted to the bar in 1973. Mr. Craig is also a director of the following public companies: Atacama Minerals Corp., Canadian Gold Hunter Corp., Consolidated HCI Holdings Corp., Lundin Mining Corporation, Rio Narcea Gold Mines Ltd., Tenke Mining Corp., and Tanganyika Oil Company Ltd.
W. Robert Dengler, Director
Mr. Dengler has served as a director of DMI since March 2004. He is currently serving as Non-Executive Chairman of Dynatec Corporation. In 2005, Mr. Dengler retired from the position of President and Chief Executive Officer of Dynatec Corporation, a position that he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience and currently serves on the board of directors of Dynatec Corporation and Iamgold Corporation. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.
Brian D. Edgar, Director
Mr. Edgar joined the IUC board in March 2005. Mr. Edgar is a lawyer who practiced corporate and securities law in Vancouver for 16 years. In 1992 Mr. Edgar, along with William A. Rand, established Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Rand Edgar Investment Corp. is in the business of providing early stage venture capital to high growth companies and advisory services. Mr. Edgar is also a director of the following public companies: Dome Ventures Corporation, Lexacal Investment Corp., Pender Financial Group Corporation, Red Back Mining Inc., White Knight Resources Ltd. and Pearl Exploration and Production Ltd.
Paul F. Little, Director
Mr. Little has served as a director of DMI since March 2004 and of Denison Mines Limited since May 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities

Inc., a related securities dealer. Mr. Little serves on the following public company boards: Pure Energy Services Ltd., EGI Financial Holdings Inc., MediSystem Technologies Inc., Nautilus, Inc. and World Point Terminals Inc. He is Chairman of EGI Financial Holdings Inc. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia and a B.A. (Economics) from the University of Toronto.
Roy J. Romanow, Director
Mr. Romanow joined the DMI board in April 2005. Mr. Romanow is a Senior Fellow in the Department of Political Studies at University of Saskatchewan. Mr. Romanow was appointed in November 2003 as and is now a Member of the Security Intelligence Review Committee (SIRC), an agency that provides Parliament and the Canadian public with an external review of the Canadian Security Intelligence Service. Mr. Romanow is a Member of Privy Council. Mr. Romanow served as Premier of Saskatchewan from 1991 to early 2001. From 2001 to 2003, Mr. Romanow served as the sole Member on the Commission on the Future of Health Care. Mr. Romanow was born, raised and educated in Saskatoon, Saskatchewan. He graduated from the University of Saskatchewan, where he earned both his Arts and Law degrees.
William A. Rand, Director
Mr. Rand has been a director of IUC since May 1997. Mr. Rand received a Bachelor of Commerce degree (Honors Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics. Mr. Rand practiced securities law in Vancouver, British Columbia, for nearly 25 years before retiring in October 1992 to establish Rand Edgar Capital Corp. Rand Edgar Capital Corp. is an investment/banking, venture capital company which has been instrumental in the establishment and development of South Pacific Resources Corp., General Minerals Corp., Mansfield Minerals Inc., Sonoma Resources Corp., and others. Mr. Rand was a director of International Musto Explorations Ltd and is currently a director of the following publicly-traded resource-based companies: Canadian Gold Hunter Corp., Dome Ventures Corporation, Lexacal Investment Corp., Lundin Petroleum AB, Pender Financial Capital Group Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp. Lundin Mining Corporation and Vostok Nafta Investment Ltd.
Catherine J.G. Stefan, Director
Ms. Stefan has served as a director of DMI since September 2004. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector. She is currently a Partner of Tivona Capital Corporation, a position that she assumed in 1999, and was previously Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. Ms. Stefan obtained her B.Com. from the University of Toronto in 1973.
2.5	Further information about Denison
Denison is the result of a business combination under the Ontario Business Corporations Act (Ontario) (the Act) between IUC and DMI which concluded effective 1 December 2006 and under which the shares of DMI were converted into shares of IUC and IUC changed its name to Denison Mines Corp.
Denison is governed by the Act. Denison’s securities trade on the TSX under the symbol “DML”. The common shares of Denison are also registered under the United States Securities Exchange Act of 1934, as amended, but the shares do not trade on any U.S. stock exchange.
Copies of documents lodged with Canadian securities regulators by or in relation to Denison may be obtained from, or inspected at www.sedar.com. Copies of Denison’s filings with the Securities Exchange Commission can be obtained at www.sec.gov.
Denison is currently in good standing with all relevant regulatory authorities.

3.	Information about OmegaCorp

3.1	Disclaimer
Certain of the following information about OmegaCorp has been prepared by Denison using publicly available information. Denison has had limited opportunity to independently verify that information about OmegaCorp and does not, subject to the Corporations Act, make any representation or warranty express or implied, as to the accuracy or completeness of such information.
Further information in relation to the business of OmegaCorp may be included in OmegaCorp’s Target Statement.
3.2	Overview of OmegaCorp
(a)	History of OmegaCorp
OmegaCorp was incorporated on 22 August 2000 and was admitted to the Official List of the ASX on 6 August 2004.
(b)	Corporate Structure
The corporate structure of OmegaCorp and the companies it controls is as follows:
Current OmegaCorp Group Structure
The diagram below details the OmegaCorp Group Structure as at 22 January 2007:

(c)	Directors and Officers
Ian Middlemas
Non-Executive Chairman
Mr Middlemas is a Chartered Accountant, a member of the Securities Institute of Australia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director of a number of listed companies in the resources sector.
Mr Middlemas was appointed a director of OmegaCorp Limited on 23 October 2000. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Pacific Energy Limited (June 2006 — present), Mantra Resources Ltd (September 2005 — present), Odyssey Energy Ltd (September 2005 — present), Salinas Energy Ltd (November 1995 — present), Echelon Resources Ltd (May 2002 —present), Berkeley Resources Ltd (July 2003 — present), QED Occtech Ltd (July 2001 — present), Leyshon Resources Ltd (November 2001 — April 2006), Marion Energy Ltd (August 2004 — December 2004), Stirling Products Ltd (April 2003 — February 2004), Agincourt Resources Ltd (October 2001 — December 2004) and Olea Australia Ltd (October 1999 — November 2004).
Matthew Yates
Managing Director
Mr Yates is a geologist with over nineteen years industry experience, covering most facets of exploration from generative work to project development. He has worked in Australia and southern and eastern Africa, Central Asia and the Gulf Region. His work to date has focused on exploration for Archaean gold deposits and he has led the exploration teams at Nimary in Western Australia and Buhembia in Tanzania. Mr Yates has an applied technical background and has held senior positions for over twelve years, including Exploration Manager for Tanganyika Gold Limited.
Mr Yates was appointed as a director of OmegaCorp on 2 February 2004. During the three year period to the end of the financial year, Mr Yates held a directorship in Echelon Resources Ltd (May 2002 — August 2005).
Glenn Whiddon
Non-Executive Director
Mr Whiddon is based in Europe and has extensive experience in the resources sector. He has a background in banking, corporate advisory and capital markets, having worked for the Bank of New York in Australia and Europe. In 1994 he established a boutique merchant bank in Moscow providing advice and undertaking direct investment, predominately in the resource sector. Mr Whiddon has been involved in a number of TSX, AIM and ASX listed resource companies and is the current CEO of Grove Energy Limited, Chairman of Statesman Resources Limited and a non executive director for Rialto Energy Limited and Seque Resources Limited.
Mr Whiddon was appointed as a Non-Executive Director of OmegaCorp on 20 March 2006. During the three year period to the end of the financial 2005/2006 year, Mr Whiddon has held directorships in Grove Energy Limited (1996 — present), Statesman Resources Limited (2004 — present), Seque Resources Limited (2005 — present) and Rialto Energy Limited (2006 — present).

Mark Pearce
Non-Executive Director
Mr Pearce is a Chartered Accountant and is a Fellow of the Institute of Chartered Secretaries. Mr Pearce is currently a director of several listed companies that operate in the resources sector. He has had considerable experience in the formation and development of listed small cap resource companies and has worked for several large international Chartered Accounting firms.
Mr Pearce was appointed a director of OmegaCorp on 22 August 2000. During the three year period to the end of the financial year, Mr Pearce has held directorships in Mantra Resources Ltd (September 2005 — present), Echelon Resources Ltd (May 2002 — present), Odyssey Energy Ltd (September 2005 — present), Salinas Energy Ltd (February 2002 — July 2006), Berkeley Resources Ltd (July 2003 — April 2006), QED Occtech Ltd (November 2004 — present), Leyshon Resources Ltd (November 2001 — April 2006), Marion Energy Ltd (August 2004 — December 2004), Monitor Holdings Ltd (July 2002 — September 2003), Stirling Products Ltd (April 2003 — February 2004) and Central Asia Gold Ltd (November 2000 — January 2004).
Luke Watson
Company Secretary
Mr Watson is a Chartered Accountant and holds a Bachelor of Business degree. He commenced his career with a large international Chartered Accounting firm prior to joining OmegaCorp.
Mr Watson was appointed Company Secretary of OmegaCorp Limited on 28 November 2005.
3.3	Principal activities of OmegaCorp
(a)	Zambia — Kariba Project
The Kariba Project comprises a single prospecting licence (PL237) and is located approximately 200 kilometres south of Lusaka, the capital of Zambia. OmegaCorp has a 100% interest in the Kariba Project. The licence covers approximately 1,893 square kilometres and is held for uranium, fuel minerals, precious metals, base metals and industrial minerals.
Three main areas of mineralisation, containing five key prospects were identified within the licence area — Mutanga, Dibwe, Dibwe West, Dibwe North and Bungua. These areas have been the focus of OmegaCorp’s activities and are all within a fifteen kilometre radius.
OmegaCorp has reported several significant milestones with the Kariba Project:
(i)	successfully generated enough data to allow a JORC compliant resource to be estimated on two of the prospects. The inferred resource is currently estimated to be 13.7 million pounds U3O8 ;

(ii)	applied modern geophysical techniques to the project with the completion of the first helicopter borne survey in this area of Zambia;

(iii)	identified numerous geophysical targets for follow-up;

(iv)	completed a scoping study; and

(v)	identified a process flow sheet from very encouraging metallurgical test results.
Work is continuing with a view to entering into a definitive feasibility study and ultimately bring OmegaCorp into production.

(b)	Mozambique — Mavuzi Project
OmegaCorp has a wholly owned subsidiary (OmegaCorp Minerais Limitada) in Mozambique in which the mineral licences for OmegaCorp are 100% held. The two projects comprise the Mavuzi Project, centred on the historical Mavuzi Mine, and the Zambezi Valley Project — Mozambique (ZVP-Mozambique).
The Mavuzi Project comprises five contiguous prospecting licences that cover the whole Mavuzi Mine area and total approximately 700 square kilometres. The Mavuzi Project is located some 40 kilometres northwest of the provincial centre of Tete in Northwestern Mozambique and has been the focus of OmegaCorp’s exploration initiative in Mozambique for over twelve months.
The Mavuzi Project covers a large portion of the Mavuzi Valley, which drains to the southwest into the Zambezi River. The area has a long history of exploration and mining for many commodities including copper, nickel, molybdenum, cobalt and platinum group elements associated with the Tete Complex.
Work has focussed on defining areas of open pittable mineralisation. Reverse circulation drilling, data compilation, mapping, ground radiometric surveys and geochemical sampling have been carried out.
4.	Denison’s intentions
4.1	Introduction
This section sets out the intentions of Denison relating to:
(a)	the continuation of the business of OmegaCorp;

(b)	any major changes to the business of OmegaCorp and redeployment of the fixed assets of OmegaCorp; and,

(c)	the future employment of the present employees of OmegaCorp.
Denison’s intentions, as detailed below, have been formed on the basis of publicly available information concerning OmegaCorp which is known to Denison as at the date of this Bidder’s Statement. This is insufficient to enable Denison to reach a concluded view on its intentions set out below, and a final determination of any particular course of action will only be made after all material facts and circumstances have been considered. Accordingly, the statements set out in this section 4 are statements of Denison’s current intentions only, which may change as new information becomes available and circumstances become apparent or change.
4.2	Intentions upon acquisition of more than 90%
If Denison becomes entitled to at least 90% of OmegaCorp Shares, then subject to satisfaction or waiver of the other Conditions of the Offers, Denison intends to:
(a)	proceed to compulsory acquisition of the outstanding OmegaCorp Shares in accordance with the provisions of the Corporations Act;

(b)	procure an application to remove OmegaCorp from the official list of ASX;

(c)	appoint its own nominees to the board of directors of OmegaCorp and its subsidiaries and seek the retirement of all current members of the boards of OmegaCorp and all associated entities;

(d)	promptly conduct a review of all of OmegaCorp’s operations to accurately review the synergy potential and identify potential cost savings. This will involve the review of OmegaCorp’s operations and assets on a strategic and financial level;

(e)	promptly identify administrative functions across the combined group including corporate, finance and accounting, marketing, human resources, information technology, legal and risk management functions with a view to relocating these centralised head office functions to Denison’s head office, and closing the OmegaCorp head office;

(f)	proceed with the development and commercialisation of the Kariba Project as soon as reasonably possible; and

(g)	do all things reasonably necessary or required to give effect to and implement the IPO.
As a consequence of this review, some employees may be made redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements. Until Denison has completed the detailed review referred to above, Denison will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies.
The implementation of any of the steps in this section 4.2 would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of OmegaCorp and after considering the advice of legal and financial advisers.
4.3 Intentions upon acquisition of less than 90%
If Denison declares the Offers to be free from the Conditions in section 9.8 and Denison does not acquire at least 90% of OmegaCorp Shares and is therefore not entitled to compulsorily acquire the outstanding OmegaCorp Shares but OmegaCorp becomes a controlled entity of Denison, Denison intends (subject to the level of Denison’s shareholding in OmegaCorp) to:
(a)	seek to appoint its own nominees to constitute all or a majority of the OmegaCorp board, subject to the Corporations Act and to the constitution of OmegaCorp;

(b)	acquire OmegaCorp Shares over time so as to enable Denison to move to compulsory acquisition. For example, as a result of the acquisition of OmegaCorp Shares in reliance of the “3% creep” exception in item 9 of section 611 of the Corporations Act;

(c)	unless OmegaCorp has more than the required spread of shareholders under the Listing Rules, procure an application to be made to remove OmegaCorp from the official list of ASX;

(d)	seek to implement such of the intentions as are detailed in section 4.2 as are consistent with OmegaCorp being a controlled entity of Denison but not a wholly-owned subsidiary; and

(e)	do all things reasonably necessary or required to give effect to and implement the proposed IPO.
The implementation of any of the steps in this section 4.3 would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of OmegaCorp and after considering the advice of legal and financial advisers. In particular and, save for the IPO, the OmegaCorp directors may only implement any such steps if they consider the steps to be in the best interests of members of OmegaCorp as a whole.
At this stage, no decision has been made as to which persons will be appointed to the board of OmegaCorp. Denison has not assessed which directors of OmegaCorp it will seek to remove and which of those directors it will seek to retain.
4.4 Other intentions
Subject to the above, Denison does not foresee a significant shift from the current strategic direction of OmegaCorp in relation to its core businesses and does not intend to divest any of OmegaCorp’s businesses.

5. Funding of Offers
5.1 Maximum cash consideration
The consideration for the acquisition of OmegaCorp Shares to which the Offers relate will be satisfied wholly in cash and, if all the Offers are accepted, will be approximately $170 million (assuming all convertible securities are converted into OmegaCorp Shares).
5.2 Overview of funding arrangements
The cash consideration plus the funds to satisfy all other expenses incurred by Denison and relating to the Takeover Bid will be provided from existing cash balances which, as at 15 January 2007, were in excess of $180 million (Canadian dollars) (approximately $196 million Australian dollars) with no current debt.
On 22 December 2006 Dension announced that it had secured a commitment from Scotia Capital for a $100 million (Canadian dollars) credit facility to provide temporary financing of its Takeover Bid for OmegaCorp. However, as a result of Denison completing a private placement (announced on 19 December 2006) and successfully raising approximately $100 million (Canadian dollars) and Denison’s existing cash balances, Denison has decided not to proceed with the credit facility with Scotia Capital.
The funds available from the existing cash balances are sufficient to fund the maximum consideration payable pursuant to the Offers (including to all OmegaCorp Optionholders who exercise their OmegaCorp Options and accept the Offer) and fund related transaction costs associated with the Offers as well as fund Denison’s ongoing operations. The cash balances are not subject to security interests, rights of set off or other arrangements.
The existing cash balance is held in short term investment instruments with no restrictions on liquidation of these instruments.
In addition to cash balances, Denison has a portfolio of listed marketable securities which include shares in Fortress Minerals Corp. (TSX-V), JNR Resources Inc. (TSX-V), Energy Metals Corp. (TSX-V), Santoy Resources Ltd. (TSX-V). Energy Metals Limited (ASX) and Erdene Gold Inc. (TSX). These marketable securities have a combined market value, based on market prices as at the close of business on 15 January 2007, of approximately $79 million (Canadian dollars) (approximately $86 million Australian dollars). As such, Denison has financial resources significantly in excess of the maximum amount payable under the Offer, which can be made available to Denison to fulfil the cash consideration required under the Offer.
There are no hedging arrangements in place for movements in exchange rates in respect of the cash balances and portfolio of listed marketable securities of Denison set out above. Notwithstanding, Denison is of the opinion that the funds available from existing cash balances and the portfolio of listed marketable securities will be sufficient to fund the maximum consideration payable pursuant to the Offers, even in the event of a material adverse exchange movement.

6. Taxation considerations
6.1 Introduction
The following is a general outline of the main Australian income tax consequences for an Australian resident individual OmegaCorp Shareholder who disposes of OmegaCorp Shares by accepting the Offer.
The outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise). The outline is also not exhaustive of all income tax considerations which could apply in the circumstances of any given OmegaCorp Shareholder. In particular, special rules apply to certain shareholders (such as persons not resident in Australia for income tax purposes, insurance companies, superannuation funds, banks, employees of OmegaCorp or its associated companies who acquired their OmegaCorp Shares in respect of their employment and those OmegaCorp Shareholders who hold their OmegaCorp Shares on revenue account, such as those OmegaCorp Shareholders who trade in shares or hold OmegaCorp Shares as trading stock) which are not covered by this outline.
All OmegaCorp Shareholders, and particularly those shareholders not specifically addressed by this outline as noted above (eg. Non-resident shareholders), should consult their own tax advisers regarding the Australian and, if applicable, foreign income tax consequences of disposing of OmegaCorp Shares given the particular circumstances which apply to them.
6.2 Capital gain or loss
The sale of OmegaCorp Shares pursuant to the Offer will involve the disposal by OmegaCorp Shareholders of their OmegaCorp Shares by way of transfer to Denison. This change in ownership of the OmegaCorp Shares will constitute a CGT event for Australian income tax purposes.
OmegaCorp Shareholders (who are Australian residents) may make a capital gain or incur a capital loss in respect of the sale of their OmegaCorp Shares that were acquired (or deemed to have been acquired) after 19 September 1985.
A capital gain will arise to the extent the capital proceeds from the disposal of OmegaCorp Shares (being the cash received by the OmegaCorp Shareholder under the Offer) exceed the cost base of the OmegaCorp Shares.
A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the OmegaCorp Shares.
The capital gains and capital losses of an individual taxpayer from all CGT events are aggregated to determine whether there is a net capital gain or net capital loss in any given tax year. A net capital gain may be discounted (as discussed below). Any net capital gain, after applicable discounts, is included in the assessable income of the individual taxpayer and may be subject to income tax. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.
If you acquired your OmegaCorp Shares at least 12 months before accepting the Offer.

Individuals, trustees of complying superannuation entities or trustees of trusts who acquired their OmegaCorp Shares at least 12 months before they dispose of them by accepting the Offer may be able to apply a “CGT Discount” percentage to the disposal of their OmegaCorp Shares. The CGT Discount entitles you to reduce any net capital gain on the disposal of the OmegaCorp Shares (after deducting any available capital losses) by:
(a)	50% in the case of individuals and trustees of trusts (other than a trust that is a complying superannuation entity); or

(b)	33 1/3 % for trustees of complying superannuation entities.
The CGT Discount is not available to companies (not acting as trustees), nor does it apply to OmegaCorp Shares held less than 12 months. Special rules apply to determine whether shares have been held the requisite period and accordingly Shareholders in doubt about their own position should seek their own advice.
The above comments do not apply if you buy and sell shares in the ordinary course of business, or if you acquire the shares for resale at a profit. In those cases, any gain will generally be taxed as normal income.
Again Denison strongly recommends that you seek your own taxation advice in relation to the disposal of Your OmegaCorp Shares.
6.3 Transfer taxes
No stamp duty is payable for the transfer of listed shares (such as OmegaCorp Shares). No GST (goods and services tax) applies to the transfer of listed shares (such as OmegaCorp Shares).

7 OmegaCorp Share capital information
7.1 OmegaCorp securities
Based on documents lodged by OmegaCorp with ASX, the total number of securities in each class in OmegaCorp at the date of this Bidder’s Statement is as follows:
(a)	Shares

Class	Number
Fully paid ordinary shares (ASX Code: OMC)	144,860,060
(b)	Unquoted options over unissued shares

Expiry Date	Exercise Price	Number
30/06/07	$0.225	490,000

30/09/08	$0.25	200,000

30/09/07	$0.30	9,100,000
7.2 Denison’s Relevant Interest and voting power
Immediately before the Offer was sent, Denison had no Relevant Interest in any OmegaCorp Shares or any OmegaCorp Options and no voting power in OmegaCorp.
7.3 Interests of Denison directors in OmegaCorp securities
Immediately before the Offer was sent, none of the directors of Denison held a Relevant Interest in any OmegaCorp securities.
7.4 Dealings in OmegaCorp Shares
In the four months ending on the day immediately before the date of the Offer, neither Denison nor an associate of Denison provided, or agreed to provide, consideration for any OmegaCorp Shares under an agreement or purchase.

7.5 Benefits to OmegaCorp Shareholders
In the four months ending on the day immediately before the date of the Offer neither Denison nor any associate of Denison gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:
(a)	accept an Offer; or

(b)	dispose of OmegaCorp Shares,
which benefit was not offered to all OmegaCorp Shareholders.
7.6 Agreements for increased price or other benefits
Neither Denison nor any of its associates has entered into a transaction prohibited by section 622(1) of the Corporations Act being a transaction whereby a benefit is to be passed and the amount or value of the benefit is determined by reference in whole or part to the consideration offered under the Takeover Bid or the consideration offered for acquisition of OmegaCorp Shares outside the Takeover Bid during the Offer Period.
7.7 No agreement between Denison and OmegaCorp or the directors of OmegaCorp
Except as referred to elsewhere in this Bidder’s Statement, there is no agreement between Denison and OmegaCorp or any of the directors of OmegaCorp in connection with or conditional upon the outcome of the Offers.

8. Additional information
8.1 Date for determining holders of securities
For the purposes of section 633(2) of the Corporations Act, the date for determining the people to whom this Bidder’s Statement is sent is 8.00am (WST) on 29 January 2007.
8.2 Options
OmegaCorp Optionholders may elect to exercise their OmegaCorp Options which have vested (or which vest during the Offer Period) and then accept the Offer in respect of the OmegaCorp Shares issued to them before or during the Offer Period.
If Denison becomes entitled to compulsorily acquire OmegaCorp Shares under Part 6A.1 of the Corporations Act, Denison will compulsorily acquire the remaining OmegaCorp Options under Part 6A.2 of the Corporations Act.
8.3 OmegaCorp’s ASX disclosures
OmegaCorp’s material announcements to ASX since lodgement of OmegaCorp’s Annual Report 2006 for the year ended 30 June 2006 are:

Date	Description
22/01/07	Mavuzi Resources Limited IPO
18/01/07	Becoming a substantial shareholder
15/01/07	Change of Director’s Interest Notice
15/01/07	Appendix 3B: Exercise of Options and Notice Section 708A
22/12/06	Appendix 3B: Exercise of Options and S 708A Notice
22/12/06	Change to Structure of Entitlements under Mavuzi Spin Off
21/12/06	Change in substantial holding
21/12/06	Uranium Radiometric Anomaly Identified at ZVP-Mozambique
6/12/06	Cash Takeover Bid Received for all Shares in OmegaCorp Ltd
6/12/06	Reinstatement to Official Quotation
4/12/06	Suspension from Official Quotation
1/12/06	Trading Halt
28/11/06	Results of AGM
17/11/06	Appendix 3B
15/11/06	Change in substantial holding
13/11/06	Scoping Study confirms Strong Cash Margin Expected at Kariba
31/10/06	Amended First Quarter Activities & Cashflow Reports
31/10/06	First Quarter Activities & Cashflow Reports
Announcements by OmegaCorp in relation to the Offer are attached in Annexure A.

8.4 Public announcements relating to the Takeover Bid
On 5 December 2006, Denison made a public announcement in relation to the Takeover Bid to TSX. Copies of this announcement may be obtained by OmegaCorp Shareholders without payment by contacting the offer enquiry line on 1300 653 890 (or +61 3 9415 4213 for international callers) or by accessing Denison’s website at www.denisonmines.com.
Announcements by Denison in relation to the Offer are attached as Annexure B.
8.5 Foreign Investment Review Board approval
As detailed in section 9.8, the Offer is conditional upon Foreign Investment Review Board approval.
Denison is a foreign person for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) as a result of persons not ordinarily resident in Australia and foreign corporations holding an aggregate controlling interest (40%) in Denison. The FATA regulates the acquisition by foreign persons of interests in Australian businesses and properties by giving the Treasurer the wide discretion of prohibiting acquisitions he considers are contrary to the “national interest”. In practice, this function is delegated to FIRB.
Denison has given notification of the Takeover Bid to FIRB and has provided FIRB with a detailed submission and Denison is confident that the transaction is consistent with the Government’s foreign investment policy and expects a favourable response to be given in due course.
Denison will publish a notice as soon as practicable after FIRB approval has been given.
8.6 Bid Implementation Agreement
On 5 December 2006 Denison entered into a bid implementation agreement (BIA) with OmegaCorp, as amended by OmegaCorp and Denison by way of letter agreement announced to ASX by OmegaCorp on 22 December 2006. Other than the conditions of the Offer set out elsewhere in this Bidder’s Statement, the principle terms of the BIA are set out below.
(a) Break Fee
OmegaCorp will pay Denison a fee of 1% of the equity value of OmegaCorp determined as at 6 December 2006, if before the end of the Offer Period:
(i)	a Competing Transaction is announced, or is open for acceptance, and, before the end of the Offer Period, or, if later, the end of offer period or the effective date under the Competing Transaction, a third party, being a person other than Denison or an associate, acquires control (within the meaning of section 50AA of the Corporations Act) of OmegaCorp or any of its subsidiaries;

(ii)	no Competing Transaction is announced, or is open for acceptance, but any director of OmegaCorp:
(a)	fails to recommend that OmegaCorp Shareholders accept the Takeover Bid in the absence of a superior offer; or

(b)	having made such a recommendation, makes a public statement which withdraws, revises or qualifies that recommendation; or

(iii)	a Competing Transaction is announced, or is open for acceptance, and Denison varies the terms of the Takeover Bid so that the Offers (as varied) are at least equal to the Competing Transaction and any director of OmegaCorp:
(a)	fails to recommend that OmegaCorp Shareholders accept the Takeover Bid (as varied) in the absence of a superior offer; or

(b)	having made such a recommendation, makes a public statement which withdraws, revises or qualifies that recommendation.
OmegaCorp has agreed to pay the above break fee as fair and reasonable reimbursement for the costs and expenses incurred by Denison in relation to the Offer.
(b) Undertakings
OmegaCorp must not, and must not authorise, permit or require any of its Associates to either directly or indirectly solicit or initiate negotiations with third parties which may lead or may reasonably be expected to lead to a Competing Transaction.
(c) IPO
Before the end of the Offer Period OmegaCorp will:
(i)	cause OMC Resources to transfer the OMC MOZ Shares to Mavuzi; and

(ii)	obtain from OmegaCorp Shareholders all necessary statutory and/or regulatory approvals to enter into such agreements and issue all such documents as required to enable Mavuzi to undertake an initial public offer with OmegaCorp Shareholders and OmegaCorp Optionholders (who exercise their OmegaCorp Options before the end of the Offer Period) as at the Relevant Date having a priority entitlement to subscribe under the IPO for Mavuzi Shares on the basis of 1 Mavuzi Share for every 5 OMC Shares held with 1 free attaching Mavuzi Option for every 2 Mavuzi Shares subscribed which shall be done as the OmegaCorp directors in their absolute discretion determine and subject to the following:
(a)	Mavuzi issuing 5,000,000 Mavuzi Rights to Denison, with 1 free attaching Mavuzi Option for every 2 Mavuzi Shares subscribed;

(b)	Denison or its nominee acquiring the rights to uranium on properties currently owned by OMC MOZ;

(c)	all assets of OMC MOZ, other than the Mavuzi Project and Meponda Project, are for nil consideration transferred to OMC Resources or a wholly owned subsidiary of OMC Resources incorporated for the purpose of acquiring those assets;

(d)	on the successful completion of the Takeover Bid, Mavuzi will make available to Denison advisory assistance on an ongoing basis with regards to existing OmegaCorp assets; and

(e)	Mavuzi will enter into a strategic alliance with Denison for 3 years commencing on the successful completion of the Takeover Bid by which Denison will have a right of first refusal to acquire on commercial terms 100% of the rights to uranium on any properties acquired by Mavuzi.
On 22 January 2007 OmegaCorp announced that following confirmation from ASX that shareholder approval was not required for the IPO no shareholder meeting would be held. It is anticipated that the prospectus relating to the IPO will not be lodged and sent to eligible OmegaCorp Shareholders until after the end of the Offer Period.

8.7 Other material information
Except as set out elsewhere in this Bidder’s Statement, there is no other information that is:
(a)	material to the making of a decision by a OmegaCorp Shareholder whether or not to accept the Offer; and

(b)	known to Denison,
which has not previously been disclosed to OmegaCorp Shareholders.
8.8 Consents
In accordance with subsection 636(3) of the Corporations Act, Price Sierakowski has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s Australian legal advisers in the form and context it is so named. Price Sierakowski takes no responsibility for any part of this Bidder’s Statement other than reference to its name.
In accordance with subsection 636(3) of the Corporations Act, Dundee Securities Corporation has given, and not withdrawn prior to the lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s financial advisers in the form and context it is so named. Dundee Securities Corporation takes no responsibility for any part of this Bidder’s Statement other than reference to its name.
Computershare Investor Services Pty Limited has given and, has not withdrawn prior to lodgement of this Bidder’s Statement, its consent to be named in this Bidder’s Statement as Denison’s share registrar for the Offer. Computershare Investor Services Pty Limited takes no responsibility for any part of this Bidder’s Statement.
Copies of relevant parts of reports and statements of third parties which have been lodged with ASIC or ASX and which are referred to in this Bidder’s Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to any OmegaCorp Shareholder who requests a copy during the Offer Period. Relevant statements were taken from or based on the announcements made by OmegaCorp to ASX on 27/10/06 – Annual Report, 13/11/06 – Scoping Study confirms Strong Cash Flow Margin Expected at Kariba, 6/12/06 – Cash Takeover Bid Received for all Shares in OmegaCorp Limited, 22/12/06 – Change to Structure of Entitlements under Mavuzi Spin Off and 22 January 2007 Mavuzi Resources Limited IPO. If you would like to receive a copy of any of these reports or statements, please contact the offer enquiry line on 1300 653 890 (or +61 3 9415 4213 for international callers).
In addition, as permitted by ASIC Class Order 03/635, this Bidder’s Statement may include or be accompanied by certain statements:
•	fairly representing a statement by an official person; or

•	from a public official document or a published book, journal or comparable publication.

8.9 Compulsory Acquisition of OmegaCorp Shares
     (a) Post bid compulsory acquisition provisions
If Denison becomes entitled to compulsorily acquire any OmegaCorp Shares under section 661A of the Corporations Act, Denison will give notices to compulsorily acquire any outstanding OmegaCorp Shares in accordance with section 661B of the Corporations Act, even if the OmegaCorp Shares to which those notices relate:
(i)	are issued after the Offer closes but before the notices are given (pursuant to paragraph 661A(4)(b) of the Corporations Act; or

(ii)	are issued on exercise of the OmegaCorp Options up to six weeks after the notices are given (pursuant to paragraph 661A(4)(c) of the Corporations Act).
Denison may compulsorily acquire all outstanding OmegaCorp Shares at the Offer Price under these provisions if, during or at the end of the Offer Period:
(iii)	Denison has a relevant interest in at least 90% (by number) of OmegaCorp Shares; and

(iv)	Denison has acquired at least 75% (by number) of OmegaCorp Shares that Denison offered to acquire under the Offer.

Holders of OmegaCorp Shares covered by a compulsory acquisition notice under Part 6A.1 of the Corporations Act may apply to the Court for an order that their shares not be compulsorily acquire. The Court may only make such an order if it is satisfied that the consideration is not fair value for the securities.
     (b) General compulsory acquisition provisions
If Denison becomes entitled to compulsorily acquire OmegaCorp Shares and OmegaCorp Options under section 664A of the Corporations Act, Denison will give notices to OmegaCorp Shareholders (unless Denison is entitled to proceed to compulsory acquisition of the OmegaCorp Shares pursuant to section 661A of the Corporations Act described above) and OmegaCorp Optionholders to compulsorily acquire any outstanding OmegaCorp Shares and OmegaCorp Options in accordance with section 664C of the Corporations Act.
Denison will be able to compulsorily acquire all outstanding OmegaCorp Shares and OmegaCorp Options under section 664A of the Corporations Act if Denison’s voting power in OmegaCorp is at least 90% and Denison (either alone or with related bodies corporate) holds full beneficial interests in at least 90% (by value) of the aggregate of all OmegaCorp Shares and OmegaCorp Options and:
(i)	lodges a compulsory acquisition notice with ASIC in accordance with section 664C(2) of the Corporations Act within six months of achieving that 90% holding (and dispatches the notice to OmegaCorp Shareholders and OmegaCorp Optionholders by the following Business Day); and

(ii)	obtains the report of an expert stating whether, in the expert’s opinion, the terms proposed in the notice give fair value for the securities covered.
OmegaCorp Shareholders and OmegaCorp Optionholders whose OmegaCorp Shares and OmegaCorp Options are covered by the compulsory acquisition notice are entitled to object to the acquisition by signing an objection form and returning it to Denison. If OmegaCorp Shareholders holding 10% or more of the OmegaCorp Shares covered by the notice object, Denison will need Court approval before the relevant acquisition can proceed.

(c) Compulsory offer to buy out OmegaCorp Shares and OmegaCorp Options
If Denison is required to offer to buy out outstanding OmegaCorp Shares under section 662A of the Corporations Act or OmegaCorp Options under section 663A of the Corporations Act (and no relevant modification of those sections apply), Denison will give notices to the relevant OmegaCorp Shareholders and OmegaCorp Optionholders offering to buy out their OmegaCorp Shares in accordance with section 662B of the Corporations Act and their OmegaCorp Options in accordance with section 663B of the Corporations Act.
Denison must serve a notice offering to buy out all remaining OmegaCorp Shares and OmegaCorp Options if, at the end of the Offer Period, Denison and its Associates have relevant interests in at least 90% (by number) of OmegaCorp Shares. In the case of a notice to holders of OmegaCorp Options, the notice will need to be accompanied by a report of an expert stating whether, in the expert’s opinion, the terms proposed in the notice give fair value for the OmegaCorp Options. OmegaCorp Shareholders and OmegaCorp Optionholders who hold shares or options covered by the notice may, but need not, accept the offer in the notice. The notices must be dispatched to OmegaCorp Shareholders and OmegaCorp Optionholders within one month after the end of the Offer Period and on the same day as they are lodged with ASIC or the next Business Day. OmegaCorp Shareholders and OmegaCorp Optionholders who wish to accept the offer must do so within one month after the notice is dispatched to them.
Denison is not required to give a notice to OmegaCorp Shareholders offering to buy out their OmegaCorp Shares under section 662B of the Corporations Act if it has given those shareholders a compulsory acquisition notice under section 661B of the Corporations Act. Accordingly, Denison does not anticipate that it will need to make an offer to buy out outstanding OmegaCorp Shares under section 662A of the Corporations Act as it will proceed to compulsory acquisition of those shares in accordance with section 661A of the Corporations Act as outlined in section 8.9(a).

9. Offer terms
9.1 The Offer
(a)	Denison offers to acquire all of Your OmegaCorp Shares on the terms and subject to the Conditions of this Offer.

(b)	The consideration offered is $1.10 in cash for each of Your OmegaCorp Shares and any Rights attaching to Your OmegaCorp Shares.

(c)	You may only accept this Offer in respect of all Your OmegaCorp Shares. If you hold one or more parcels as trustee or nominee for, or otherwise on account of, another person, certain exceptions to this requirement may apply (see section 9.1(h)).

(d)	Unless this Offer is withdrawn or extended in accordance with the Corporations Act, this Offer will remain open during the period commencing on 1 February 2007 and ending at 5pm CST on 28 February 2007.

(e)	The Offer relates to OmegaCorp Shares that exist or will exist as at the Relevant Date and extends to all OmegaCorp Shares which are issued from the Relevant Date to the end of the Offer Period.

(f)	This Offer is made to you as the holder of Your OmegaCorp Shares at the Relevant Date.

(g)	If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer another person is, or is entitled to be, registered as the holder of some or all of Your OmegaCorp Shares (the Transferred Shares):
(i)	this Offer is deemed to have been withdrawn;

(ii)	a corresponding Offer is taken to have been made to that other person in respect of the Transferred Shares; and

(iii)	a corresponding Offer is taken to have been made to you in respect of Your OmegaCorp Shares other than the Transferred Shares.
(h)	If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your OmegaCorp Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act:
(i)	this Offer will be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your OmegaCorp Shares including any parcel that you hold in your own right;

(ii)	an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Denison notice which:
(a)	indicates that Your OmegaCorp Shares consist of distinct parcels; and

(b)	if it relates to OmegaCorp Shares in a CHESS Holding, is in an electronic form approved by the ASTC Settlement Rules; or

(c)	if it relates to OmegaCorp Shares held in an Issuer Sponsored Holding, is in writing; and
(iii)	you may at the one time accept two or more such corresponding Offers as if they were a single Offer in relation to a distinct parcel of OmegaCorp Shares.

Where you require additional copies of the Bidder’s Statement and Acceptance Form, please contact the offer enquiry line on 1300 653 890 (or +61 3 9415 4213 for international callers) to request such additional copies.
9.2 How to accept this Offer
(a)	You may accept this Offer at any time during the Offer Period, in the manner provided in sections 9.2 to 9.4.

(b)	The manner in which you accept this Offer will depend on whether Your OmegaCorp Shares are in an Issuer Sponsored Holding (see sections 9.3(a) – (c)) or in a CHESS Holding (see sections 9.4(a) –(c)).

(c)	Subject to section 9.6(b), if some of Your OmegaCorp Shares are in an Issuer Sponsored Holding, and some of Your OmegaCorp Shares are in a CHESS Holding, your acceptance of this Offer will require separate action in relation to the separate portions of Your OmegaCorp Shares.
9.3 Issuer Sponsored Holding
(a)	If Your OmegaCorp Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited GPO Box 1326 ADELAIDE SOUTH AUSTRALIA 5001

OR

(By delivery in person)

Computershare Investor Services Pty Limited Level 5/115 Grenfell Street ADELAIDE SOUTH AUSTRALIA 5000

so that it is received by Denison before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas OmegaCorp Shareholders).

(b)	Acceptance will be deemed to have been effected when, subject to this section 9, the duly completed Acceptance Form has been received at one of the above addresses.

(c)	For Issuer Sponsored Holdings only, if your Acceptance Form is returned by mail, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the Offer Period (even if it is received after that date).

9.4 CHESS Holding
(a)	If Your OmegaCorp Shares are held in a CHESS Holding, then acceptance of this Offer can only be made in accordance with the ASTC Settlement Rules by:
(i)	instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period;

(ii)	subject to section 9.4(c), completing and signing the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed in section 9.3(a); or

(iii)	if you are a Participant, initiating acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.
(b)	Notwithstanding any other clause to the contrary, acceptance of this Offer in accordance with section 9.4(a)(i) or (ii) is not effective unless, prior to the end of the Offer Period, the Controlling Participant of the shareholding has initiated an acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules.

(c)	If you choose to accept this Offer in the manner outlined in section 9.4(a)(ii), you:
(i)	acknowledge that Denison (or its agents or nominees) will merely forward your Acceptance Form to your Controlling Participant (the only person who can accept this Offer on your behalf) and that it is your responsibility to allow sufficient time for your Controlling Participant to initiate acceptance of this Offer;

(ii)	acknowledge that Denison (or its agents or nominees) is not responsible for any delays incurred by the process outlined in section 9.4(c)(i) or any losses whatsoever you incur by the fact that your acceptance is not processed before the end of the Offer Period; and

(iii)	agree to promptly give any further instructions or take any further actions necessary (and authorise Denison to give any instructions and take any actions necessary) concerning Your OmegaCorp Shares to your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules prior to the end of the Offer Period.
9.5 Acceptance Forms
(a)	You must comply with the directions on the Acceptance Form in order to lodge an effective acceptance of this Offer.

(b)	Denison may deem any duly completed faxed copy of an Acceptance Form received by it before the end of the Offer Period to be a valid acceptance. Where a faxed copy of an Acceptance Form in respect of a CHESS Holding is received, it will be treated as an acceptance subject to section 9.4(a)(ii).

(c)	Denison may deem any Acceptance Form received by it before the end of the Offer Period to be a valid acceptance notwithstanding that any of the requirements for acceptance have not been complied with.

(d)	No payment of consideration need be made until the required documents have been received and any outstanding requirements have been satisfied.

9.6 Effect of acceptance
By initiating acceptance of this Offer through CHESS, or signing and returning an Acceptance Form, you will have:
(a)	accepted this Offer irrevocably in accordance with its terms and conditions in respect of all of Your OmegaCorp Shares;

(b)	if some of Your OmegaCorp Shares are in an Issuer Sponsored Holding, and some of Your OmegaCorp Shares are in a CHESS Holding, and your acceptance was made only in respect of one type of holding, agreed, on request from Denison or its agents, to promptly take any actions necessary and have authorised Denison to take any actions necessary concerning the unaccepted holding of Your OmegaCorp Shares to ensure those shares are validly accepted in accordance with sections 9.2 to 9.4 prior to the end of the Offer Period;

(c)	agreed to transfer Your OmegaCorp Shares to Denison, subject to the Offer being declared free from the Conditions set out in section 9.8 or such Conditions being satisfied or waived;

(d)	authorised Denison (by any of its directors, secretaries, officers, employees and agents, jointly and severally) to complete on your behalf on the Acceptance Form (if applicable) correct details of Your OmegaCorp Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your OmegaCorp Shares to Denison;

(e)	represented and warranted to Denison that Your OmegaCorp Shares will, both at the time of your acceptance of this Offer and at the time of registration of the transfer of Your OmegaCorp Shares to Denison, be fully paid up and free from Encumbrances, that you have full power and authority to sell Your OmegaCorp Shares and that, upon transfer, Denison will be the owner of Your OmegaCorp Shares;

(f)	represented and warranted to and agreed with Denison that Your OmegaCorp Shares will be acquired by Denison with all Rights and that you will execute all instruments as Denison may require for the purpose of vesting in it such Rights;

(g)	irrevocably authorised and directed OmegaCorp to pay to Denison or to account to Denison for all Rights, subject to any Rights received by Denison being accounted for by Denison to you if the Offer is withdrawn or the contract formed by your acceptance of this Offer is rendered void;

(h)	except where Rights have been paid or accounted for under section 9.6(g). irrevocably authorised Denison to offset from the consideration payable in respect of Your OmegaCorp Shares the amount of all Rights or, where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Denison);

(i)	represented and warranted to Denison that, unless you have provided notice in accordance with section 9.1(h)(ii), Your OmegaCorp Shares do not consist of distinct parcels of OmegaCorp Shares;

(j)	irrevocably appointed Denison and its directors, secretaries, officers, employees and agents from time to time, jointly and severally, from the time that this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:
(i)	to attend and exercise any voting rights attaching to Your OmegaCorp Shares (including but not limited to demanding a poll for any vote) at any and all meetings of OmegaCorp held from the time that this Offer or any contract resulting from your acceptance of this Offer is or becomes unconditional until Denison is registered as the holder of Your OmegaCorp Shares;

(ii)	to execute and deliver all forms, transfers, assignments, notices and instruments relating to Your OmegaCorp Shares (including instruments appointing a director of Denison as a proxy in respect of Your OmegaCorp Shares and any application to OmegaCorp for a replacement certificate in respect of any certificate which has been lost or destroyed);

(iii)	generally to exercise all your powers and Rights in relation to Your OmegaCorp Shares including the power to requisition or join in requisitioning general meetings of OmegaCorp in accordance with the constitution of OmegaCorp or sections 249D, 249E or 249F of the Corporations Act and to consent to short notice of any general meetings of OmegaCorp; and

(iv)	to request OmegaCorp to register in the name of Denison (or its nominee) Your OmegaCorp Shares which you hold on any register of OmegaCorp,

and agreed that, in exercising the powers conferred by this power of attorney, Denison or a director, secretary, officer, employee or agent of Denison (as the case may be) will be entitled to act in the interests of Denison as the beneficial owner and intended registered holder of Your OmegaCorp Shares;
(k)	irrevocably authorised Denison, from the time this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional or all Conditions have been satisfied, to notify OmegaCorp on your behalf that your address for the purpose of serving notices upon you in respect of Your OmegaCorp Shares is, other than for any priority entitlement under the IPO, the address of Denison and that all such notices are to be marked care of Denison and to direct OmegaCorp to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of Your OmegaCorp Shares to Denison at its address;

(l)	in respect of any of Your OmegaCorp Shares which are held in a CHESS Holding, irrevocably authorised and directed Denison by its directors, secretaries, officers, employees and agents to:
(i)	instruct your Controlling Participant to initiate acceptance of this Offer in respect of those OmegaCorp Shares in accordance with the ASTC Settlement Rules; and

(ii)	give any other instructions in relation to those OmegaCorp Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Denison acting in its own interests as a beneficial owner and intended registered holder of Your OmegaCorp Shares; and
(m)	with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its Conditions or such Conditions are satisfied or waived, irrevocably authorised Denison (or its agents or nominees) to do all things necessary to transfer Your OmegaCorp Shares into the name of Denison (including, if at the time of acceptance of this Offer some or all of Your OmegaCorp Shares are in a CHESS Holding, to cause a message to be transmitted in accordance with Rule 14.17.1 of the ASTC Settlement Rules to transfer Your OmegaCorp Shares to Denison’s Takeover Transferee Holding), regardless of whether Denison has paid the consideration due to you under this Offer.
9.7 Payment for OmegaCorp Shares acquired
(a)	If you accept this Offer and your acceptance complies with sections 9.2 to 9.4 (as applicable) or Denison determines to treat your acceptance as valid, Denison will pay you the cash amount to which you are entitled by acceptance of this Offer by cheque in Australian currency. The cheque will be sent, at your risk, by prepaid ordinary mail or, if you have an overseas address, by prepaid airmail to the address on the Acceptance Form (or such other address notified in writing to Denison before the cheque is sent).

(b)	Subject to sections 9.7(c) and (d), Denison will pay to you the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:
(i)	21 days after the end of the Offer Period; or

(ii)	one month after the first day on which both the following apply:
(a)	this Offer has been validly accepted by you; and

(b)	the contract resulting from your acceptance of this Offer has become unconditional.
(c)	Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):
(i)	if that document is given with your acceptance, Denison will pay you the consideration to which you are entitled in accordance with section 9.7(b);

(ii)	if that document is given after acceptance and before the end of the Offer Period while the Offer is subject to a defeating condition, Denison will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:
(a)	21 days after the end of the Offer Period; or

(b)	one month after the contract resulting from acceptance of this Offer becomes unconditional;
(iii)	if that document is given after acceptance and before the end of the Offer Period while the Offer is not subject to a defeating condition, Denison will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:
(a)	21 days after the end of the Offer Period; or

(b)	one month after that document is given;
(iv)	subject to section 9.7(c)(v), if that document is given after acceptance and after the end of the Offer Period, Denison will pay you the consideration to which you are entitled within 21 days after that document is given, but if at the time the document is given the Offer is still subject to the Condition in section 9.8(f), within 21 days after the Offer becomes unconditional; and

(v)	if that document is not provided to Denison within one month after the end of the Offer Period, Denison may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.
(d)	If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:
(i)	the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)	Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)	the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)	the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v)	any other law of Australia that would make it unlawful for Denison to provide consideration for Your OmegaCorp Shares,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Denison.
(e)	If Denison is required by law to retain or withhold (and pay to a Public Authority) any amount of the consideration payable to you under this Offer, the retention or payment by Denison of that amount in conjunction with payment of the remaining consideration payable to you in accordance with this section 9.7 will constitute full and proper payment of the consideration payable to you under this Offer.
9.8 Conditions
This Offer and any contract arising from acceptance of this Offer are subject to the fulfilment of the following conditions:
Regulatory approval conditions
(a)	(FIRB Approval) one of the following occurs before the end of the Offer Period:
(i)	Denison receives written notice issued by or on behalf of the Treasurer of the Commonwealth of Australia stating that there are no objections under the Australian Government’s foreign investment policy to the acquisition by Denison of the OmegaCorp Shares under the Offer, such notice being unconditional;

(ii)	the expiry of the period provided under the FATA during which the Treasurer may make an order or an interim order under FATA prohibiting the acquisition of OmegaCorp Shares under the Offer, without such an order being made; or

(iii)	if an interim order is made to prohibit the acquisition of OmegaCorp Shares under the Offer, the subsequent period for making a final order has elapsed, without any such final order being made.
(b)	(absence of regulatory actions) between the Announcement Date and the end of the Offer Period (each inclusive):
(i)	there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii)	no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii)	no application is made to any Public Authority (other than by Denison or its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order or, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes or threatens to restrain prohibit or restrain, or materially impact upon, the making of the Offers and the completion of any transaction contemplated by the Bidder’s Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder’s Statement) or which requires the divestiture by Denison of any OMC Shares or any material assets of OmegaCorp or any subsidiary of OmegaCorp.

Adverse change conditions
(c)	(no material adverse change)
(i)	Between the Announcement Date and the end of the Offer Period (each inclusive) none of the following occurs:
(a)	an event, change, condition, matter or thing occurs:

(b)	information is disclosed or announced by OmegaCorp or any of its subsidiaries concerning any event, change, condition, matter or thing; or

(b)	information concerning any event, change, condition, matter or thing which becomes known to Denison (whether or not becoming public),

which was not known to Denison before the Announcement Date and will have, could reasonably be expected to have or which evidences that there has been as material adverse effect on the business, assets, liabilities, financial position and performance, material contracts (taken as a whole), profitability or prospects of OmegaCorp or any of its subsidiaries since 23 November 2006.
(ii)	For the purposes of section 9.8 (c)(i), Denison shall not be taken to know of information concerning any event, change, condition, matter or thing before the Announcement Date, unless Denison knew or ought reasonably to have known (having regard to the information disclosed by OmegaCorp in its public filings with the ASX and ASIC before the Announcement Date), of the extent or magnitude of the event, change, condition, matter or thing.

(iii)	Section 9.8 (c)(i) does not apply in relation to particular information if that information was previously disclosed by OmegaCorp in a public filing with the ASX or ASIC provided that the disclosure was full and fair (including, without limitation, in relation to the extent and magnitude of the event, change, condition, matter or thing, as the case may be) and was not, and is not likely to be, incomplete, incorrect, untrue or misleading.
(d)	(no change of control rights) between the Announcement Date and the end of the Offer Period (each inclusive), there is no person having any rights, being entitled to have any rights, alleging an entitlement, or expressing or announcing an intention (whether or not that intention is stated to be a final or determined decision of that person) in all cases whether subject to conditions or not, as a result of any change of control event in respect of OmegaCorp (including, Denison acquiring Shares in OmegaCorp) or any of its subsidiaries or assets, to:
(i)	terminate or alter any contractual relations between any person and OmegaCorp or any of its subsidiaries (for this purpose an alteration includes the operations of a contract whether or not that altered operation is provided for under existing terms of the contract);

(ii)	require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii)	accelerate or adversely modify the performance of any obligations of OmegaCorp or any of its subsidiaries under any agreements, contracts or other legal arrangement;

except in respect of the IPO.
(e)	(access to information) between the Announcement Date and the end of the Offer Period, OmegaCorp promptly, and in any event within 5 Business Days, provides to Denison a copy of all material information which Denison may from time to time reasonably request, whether or not generally available (within the meaning of the Corporations Act) relating to OmegaCorp or any of its subsidiaries, or their respective assets, liabilities or operations.

(f)	(no prescribed occurrences) between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), no Prescribed Occurrence occurs.
9.9 Operation of conditions
(a)	Each of the Conditions set out in each subsection, paragraph and subparagraph of section 9.8:
(i)	constitutes and is to be construed as a separate, several and distinct condition; and

(ii)	subject to the Corporations Act will be for the benefit of Denison alone and may be relied upon only by Denison.
(b)	Subject to the Corporations Act, each of the Conditions contained in each subsection, paragraph and subparagraph of section 9.8 is a condition subsequent and will not prevent a contract to sell Your OmegaCorp Shares arising from acceptance of this Offer, but any breach or non-fulfilment of such a Condition will entitle Denison, by written notice, to rescind the contract resulting from acceptance of this Offer.
9.10 Freeing the Offers from conditions
Subject to and in accordance with the Corporations Act, Denison may declare all Offers free from any or all of the Conditions contained in section 9.8 by giving notice in writing to OmegaCorp. Any declaration made under this section 9.10 may be made by Denison in its sole discretion but in compliance with the Corporations Act:
(a)	in the case of the condition in section 9.8(f), at any time up until three Business Days after the end of the Offer Period; or

(b)	in any other case, no later than seven days before the end of the Offer Period.
9.11 Notice on status of conditions
Denison will give notice of the status of the conditions in section 9.8 in accordance with section 630(1) of the Corporations Act on 21 February 2007, subject to extension in accordance with section 630(2) of the Corporations Act if the period during which this Offer remains open for acceptance is extended under section 650C of the Corporations Act.
9.12 Breach or non-fulfilment of conditions
If at the end of the Offer Period (or, in the case of the Condition in section 9.8(f), at the end of three Business Days after the end of the Offer Period), in respect of any of the Conditions contained in section 9.8:
(a)	Denison has not declared this Offer and all other Offers made by Denison to be free from that condition; and

(b)	that Condition has not been fulfilled,
all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from which binding contracts have not yet resulted, are void. In that event, Denison will, if you have accepted this Offer:

(c)	return your Acceptance Form together with all documents forwarded by you (if any) to your address as shown in the Acceptance Form; and

(d)	notify ASTC of the lapse of the Offers in accordance with Rule 14.19 of the ASTC Settlement Rules.
9.13 Reasonable endeavours in relation to conditions
Denison will:
(a)	use reasonable endeavours to procure that each of the Conditions in section 9.8 is satisfied; and

(b)	not do or omit to do anything which may cause a breach of any such Condition.
9.14 Withdrawal of Offers
Denison may withdraw unaccepted Offers at any time with the consent of ASIC. ASIC may consent subject to conditions.
9.15 Variation
Denison may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.
9.16 Costs
All costs and expenses of the preparation and circulation of the Bidder’s Statement and the Offers will be paid by Denison. No brokerage or stamp duty is payable by you if you accept this Offer.
9.17 Notices
Any notice to be given by Denison to you in connection with the Offers may be given to you by leaving it at or sending it by prepaid ordinary mail, or in the case of any address outside Australia, by prepaid airmail to you at your address as recorded in the register of members of OmegaCorp on the Relevant Date or the address shown in the Acceptance Form.
9.18 Broker handling fees
Denison will pay a broker handling fee to participating organisations of ASX (Brokers) in respect of valid acceptances received from retail shareholders in connection with the Offer.
A stamping fee upon the terms below will be payable to a Broker in respect of all valid retail acceptances received by Denison for OmegaCorp Shares which bear the Broker’s official stamp or are accepted through the Broker via CHESS.
The stamping fee will be 0.5% of the value of the OmegaCorp Shares covered by the acceptance. There will be a $50 minimum fee per acceptance and the maximum fee per acceptance will be capped at $750 including GST.
Brokers are precluded from receipt of payment of any stamping fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Corporations Act).

To qualify for the stamping fee, the acceptances must be received by Denison on or before the end of the Offer Period and Brokers must submit a tax invoice addressed to Denison.
Set out below are further conditions attaching to the offer of a Broker handling fee:
(a)	the submission of any acceptances bearing a Broker’s official stamp will constitute an acknowledgment by the Broker that it has represented to Denison that:
(i)	neither it nor an associate of it is the accepting OmegaCorp Shareholder;

(ii)	the handling fee will not be shared directly or indirectly with the accepting OmegaCorp Shareholder;

(iii)	it and the accepting OmegaCorp Shareholder are not associated for any other reason under the Corporations Act; and

(iv)	if requested, the Broker will confirm the above in writing to Denison before fees are paid;
(b)	for OmegaCorp Shareholders on the CHESS sub-register that are Broker sponsored, where that shareholder directly requests Denison (and not the Broker) to initiate acceptance of the Offer on their behalf, the Broker will not be entitled to receive the handling fee;

(c)	subject to the terms set out above and receipt of a tax invoice, payment of the handling fee will be made by cheque within one month of the Offer closing and once a valid tax invoice has been received; and

(d)	Denison reserves the right at its absolute discretion not to pay brokerage on acceptances it deems to be from the same shareholder, non-retail shareholders or acceptances that appear to have been split.
9.19 Consent to early dispatch
The OmegaCorp directors have agreed to the dispatch of this document to OmegaCorp Shareholders and OmegaCorp Optionholders earlier than 14 days after it was given to OmegaCorp.
10. Authorisation
This Bidder’s Statement has been approved by a resolution passed by the directors of Denison on 22 January 2007.
11. Interpretation
11.1 Definitions
Terms used in this Bidder’s Statement have the meaning given in the Glossary (unless the contrary intention appears).
11.2 Construction
In this Bidder’s Statement, unless the context requires otherwise:
(a)	words importing the singular include the plural and vice versa and any gender include the other gender;

(b)	“includes” means includes without limitation;

(c)	if a word or phrase is defined in the Corporations Act or the ASTC Settlement Rules, it bears the same meaning;

(d)	if a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding definitions;

(e)	all prices referred to in the Offer are inclusive of GST where applicable; and

(f)	a reference to:
(i)	a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes the legal personal representatives, successors and assigns of that person;

(iii)	a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv)	a right includes a benefit, remedy, direction or power;

(v)	“$” or “cents” is a reference to the lawful currency of Australia; and

(vi)	a section, subsection, paragraph or subparagraph is to a section, subsection, paragraph or subparagraph of this Bidder’s Statement.
11.3 Headings
Headings are for ease of reference only and do not affect the interpretation of this Bidder’s Statement.
11.4 Governing Law
The Offer and any contract that results from it are governed by the laws in force in Western Australia, Australia and on acceptance of the Offer, you irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waive any right to object to any proceedings being brought in those courts.

12. Glossary
The following defined terms are used throughout this Bidder’s Statement, unless the contrary intention appears or the context requires otherwise:

Acceptance Form	the transfer and acceptance form which accompanies this Bidder’s Statement and forms part of the Offer.

Announcement Date	5 December 2006, being the date on which Denison announced details of the Takeover Bid to TSX.

Annual Report	the statements of financial performance, financial position and cash flows for OmegaCorp and the OmegaCorp Group for the financial year ending 30 June 2006.

ASIC	the Australian Securities and Investments Commission.

Associate	has the meaning given to it in the Corporations Act.

ASTC	ASX Settlement and Transfer Corporation Pty Ltd.

ASTC Settlement Rules	the settlement rules of ASTC.

ASX	Australian Stock Exchange Limited.

Denison	Denison Mines Corp.

Bidder’s Statement	this bidder’s statement, being the statement of Denison under Part 6.5 Division 2 of the Corporations Act relating to the Offers.

Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Perth, Western Australia.

CGT	capital gains tax.

CHESS	the Clearing House Electronic Sub-register System operated by ASTC.

CHESS Holding	a holding of OmegaCorp Shares on the CHESS sub-register of OmegaCorp.

Conditions	means the conditions set out in section 9.8 of this Bidder’s Statement.

Controlling Participant	the Participant who is designated as the controlling participant for OmegaCorp Shares in a CHESS Holding in accordance with the ASTC Settlement Rules (usually, your broker).

Competing Transaction	Any transaction (including a takeover bid, members’ schedule of arrangement, share or asst sale or similar) under which a third party, being a person other than Denison or an associate, will or may, subject to satisfaction of conditions, acquire control (within the meaning of section 50AA of the Corporations Act) of OmegaCorp or any of its subsidiaries.

Corporations Act	Corporations Act 2001 (Cth).

CST	local time in Adelaide, South Australia

DMI	Denison Mines Inc.

Denison	Denison Mines Corp.

Denison Board	the board of directors of Denison.

Encumbrance	any mortgage, charge (whether fixed or floating), pledge, lien, option, restriction as to transfer or any other encumbrance or security or adverse interest whatsoever.

FATA	Foreign Acquisitions and Takeovers Act 1975 (Cth).

FIRB	Foreign Investment Review Board.

Glossary	the glossary set out in this section 12.

GST	has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

IPO	the proposed spin out of the Mavuzi Project and the Meponda Project through an initial public offer on the terms and conditions set out in OmegaCorp’s ASX announcement on 6 December 2006, as amended by OmegaCorp’s ASX announcements dated 22 December 2006 and 22 January 2007.

IUC	International Uranium Corporation

Issuer Sponsored Holding	a holding of OmegaCorp Shares on OmegaCorp’s issuer sponsored sub-register.

JORC	the Australasian Code for the Reporting of Exploration Results, Mineral resources and Ore Reserves (as revised and updated from time to time).

Kariba Project	prospecting licence PL237 issued by the Government of Zambia and held by OmegaCorp Minerals Limited, a company incorporate in Zambia and being a wholly owned subsidiary of OmegaCorp.

Listing Rules	the listing rules of ASX.

Lundin Group of Companies or Lundin Group	13 publicly traded companies headed and operated by Lukas H. Lundin and Ian H. Lundin.

Mavuzi	Mavuzi Resources Limited (ACN 123 438 335).

Mavuzi Option	an option over an unissued Mavuzi Share exercisable at $0.20 within 3 years.

Mavuzi Project	prospecting licences 890, 1054, 1055 and 1119 in Mozambique held by OMC MOZ.

Mavuzi Right	a priority entitlement to subscribe for a Mavuzi Share under the IPO for $0.20 each.

Mavuzi Share	a fully paid ordinary share in the capital of Mavuzi.

Meponda Project	prospecting licences 1116, 1117 and 1118 in Mozambique held by OMC MOZ.

Offer	the offer for OmegaCorp Shares contained in this Bidder’s Statement and Offers means the several like offers for OmegaCorp Shares sent or to be sent to other OmegaCorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).

Offer Period	the period commencing on 1 February 2007 and (unless the Offer is withdrawn) ending at 5pm CST on 28 February 2007, or such later date to which the Offer has been extended.

Offer Price	means $1.10 per OmegaCorp Share.

OMC Resources	OmegaCorp Resources Pty Ltd, a company incorporated in Australia and wholly owned by OmegaCorp.

OMC MOZ	OmegaCorp Minerais Limitada, a company incorporated in Mozambique and wholly owned by OMC Resources.

OMC Share	an ordinary share in the capital of OmegaCorp, including any ordinary share issued on exercise of an OmegaCorp Option before the end of the Offer Period.

OmegaCorp	OmegaCorp Limited ABN 60 094 212 307.

OmegaCorp Group	OmegaCorp and its Related Bodies Corporate.

OmegaCorp Optionholder	a holder of OmegaCorp Options.

OmegaCorp Options	the unquoted options to subscribe for OmegaCorp Shares set out in section 7.1(b) of the Bidder’s Statement.

OmegaCorp Shareholder	a holder of OmegaCorp Shares.

OmegaCorp Shares	fully paid ordinary shares in the capital of OmegaCorp.

Participant	has the meaning set out in the ASTC Settlement Rules.

Prescribed Occurrence	any of the following events:

	(a)	OmegaCorp converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

	(a)	OmegaCorp or a subsidiary of OmegaCorp resolves to reduce its share capital in any way;

	(c)	OmegaCorp or a subsidiary of OmegaCorp:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

	(d)	OmegaCorp or a subsidiary of OmegaCorp issues shares, (other than shares issued as a result of the exercise of options into shares) or grants an option over its shares, or agrees to make such an issue or grant such an option, other than in respect of the IPO;

	(e)	OmegaCorp or a subsidiary of OmegaCorp issues, or agrees to issue, convertible notes;

	(f)	OmegaCorp or a subsidiary of OmegaCorp disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property other than in respect of the IPO;

	(g)	OmegaCorp or a subsidiary or OmegaCorp charges or agrees to charge, the whole, or a substantial part, of its business or property;

	(h)	OmegaCorp or a subsidiary of OmegaCorp resolves to be wound up;

	(i)	a liquidator or provisional liquidator of OmegaCorp or a subsidiary of OmegaCorp is appointed;

	(j)	a court makes an order for the winding up of OmegaCorp or a subsidiary of OmegaCorp;

	(k)	an administrator of OmegaCorp, or of a subsidiary of OmegaCorp, is appointed under section 436A, 436B or 436C of the Corporations Act;

	(l)	OmegaCorp or a subsidiary of OmegaCorp executes a deed of company arrangement; or

	(m)	a receiver, or a receiver and manager other controller (as defined in the Corporations Act) or similar official, is appointed in relation to the whole, or a substantial part, of the property of OmegaCorp or of a subsidiary of OmegaCorp.

Public Authority	any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, Canada, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues and any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the Corporations Act who applies to the Court for an order under section 657G(1) of the Corporations Act;

(d) any person mentioned in section 659B(1) of the Corporations Act who commences court proceedings in relation to a takeover bid or a proposed takeover bid; and

(e) a court or a Court that makes an order in response to an application under section 657G(1) of the Corporations Act or proceedings commenced pursuant to section 659B(1),

(all terms used in this definition, unless otherwise defined in this Bidder’s Statement, have the meaning conferred on them by the Corporations Act).

Related Body Corporate	has the meaning given to that term in the Corporations Act.

Relevant Date	8.00am on 29 January 2007 (WST).

Relevant Interest	has the meaning given to that term in the Corporations Act.

Rights	all accretions, rights or benefits attaching to or arising from OmegaCorp Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits or assets as well as rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid, made or issued by OmegaCorp or any of its subsidiaries, but not including the priority entitlement to subscribe under the IPO).

Takeover Bid	the off market bid in accordance with Part 6.5 of the Corporations Act under which Denison offers to aquire all OmegaCorp Shares.

Target’s Statement	the target’s statement required to be sent to OmegaCorp Shareholders by OmegaCorp.

TSX	Toronto Stock Exchange.

U3O8	triuranium octoxide.

WST	local time in Perth, Western Australia

Your OmegaCorp Shares	all the OmegaCorp Shares held by you including all OmegaCorp Shares held by you at the Relevant Date and still retained by you, and all OmegaCorp Shares acquired by you on or after the Relevant Date and still retained by you and my/our OmegaCorp Shares has a corresponding meaning.

Approval of Bidder’s Statement
Dated 23 January 2007
Signed for and on behalf of Denison by E. Peter Farmer, a director of Denison who is authorised to sign this Bidder’s Statement on behalf of Denison pursuant to a resolution passed by the directors of Denison.
E. Peter Farmer
Director

Annexure A
ANNOUNCEMENT TO THE AUSTRALIAN STOCK EXCHANGE: 6 DECEMBER 2006
CASH TAKEOVER BID RECEIVED FOR ALL SHARES IN OMEGACORP LTD
The Directors of OmegaCorp Limited (“the Company” or “OmegaCorp”) are pleased to announce that a conditional cash takeover bid for any and all its issued shares has been received from Denison Mines Corp.
The cash takeover offer price is $1.10 for every OmegaCorp share (“Denison offer”). The offer reflects a premium of approximately 25% to the volume weighted average price for OmegaCorp shares over the previous 20 trading days. Further details of the Denison offer are attached, including the Bid Terms which are included as Schedule 2 to this announcement and Denison’s press release of earlier today is included as Schedule 3 to this announcement.
The Directors believe that the Denison offer provides OmegaCorp shareholders with the opportunity to realize benefit from the Company’s wholly owned Kariba Project sooner than if the Company sought to develop the Kariba Project itself.
The Denison offer involves the spin-off of OmegaCorp’s Mavuzi Project in Mozambique. It is intended to obtain all approvals required to distribute in specie all of shares in a company (“Newco”) which is to be incorporated and will own the Mavuzi Project to the OmegaCorp Shareholders on a 1 for 4 basis and then seek to list Newco on ASX. Further details of Newco and the Mavuzi Project are attached as Schedule 1 to this announcement.
OmegaCorp’s Directors have considered the terms of the Denison offer and unanimously recommend that OmegaCorp shareholders accept the offer in the absence of a superior offer. Furthermore, the Directors intend to accept the Denison offer for their own shares in the absence of a superior offer.
The Company has entered into a Bid Implementation Agreement with Denison that may result in OmegaCorp paying a break fee of 1% of the equity value of OmegaCorp in certain limited circumstances. OmegaCorp has also agreed not to, during the period of Denison’s Offer, initiate negotiations which may lead to a competing offer to the Denison offer. A copy of the Bid Implementation Agreement is attached as Schedule 4 to this announcement.
Argonaut Capital Ltd have been retained to advise the Company on this transaction.

SCHEDULE 1 — DETAILS OF NEWCO AND THE MAVUZI PROJECT
Newco
Newco will issue 5 million rights to Denison, each right enabling them to acquire 1 Newco share for $0.20 per share (“Newco rights”).
Newco will also distribute up to 38.65 million shares on a 1 for 4 basis, together with 1 additional Newco right for every 3 Newco shares held, to OmegaCorp shareholders. All approvals for this process and the entitlement date will be obtained prior to the closing of the Denison offer. Following the issue to Denison and OmegaCorp’s shareholders, Newco’s capital structure will be as follows:

	Distributed	Newco shares
Holder	Newco shares	from rights	Proceeds to Newco
Omegacorp shareholders	38,650,000	12,880,000	A$	2,580,000

Denison	—	5,000,000	A$	1,000,000

Total	38,650,000	17,880,000	A$	3,580,000
The Mavuzi Project
The Mavuzi Project in Mozambique comprises five contiguous Prospecting Licences that cover the whole of the Mavuzi Mine area and total approximately 700 square kilometers. The Project is located some 40 kilometers northwest of the provincial centre of Tete in northwestern Mozambique and has been the focus of the Company’s exploration initiatives in Mozambique for over 12 months.
The Project covers a large portion of the Mavuzi Valley, which drains to the southwest into the Zambezi River. The area has a long history of exploration and mining for many commodities including copper, nickel, molybdenum, cobalt and platinum group elements associated with the Tete Complex. Newco will focus on the exploration of the Mavuzi Project for these metals. Denison will retain the uranium rights in respect to the Mavuzi Project.

ANNOUNCEMENT TO THE AUSTRALIAN STOCK EXCHANGE: 22 DECEMBER 2006
CHANGE TO STRUCTURE OF ENTITLEMENTS UNDER MAVUZI SPIN OFF
Further to its ASX announcement dated 6 December 2006, the Board of OmegaCorp Limited (“the Company”) advises that following advice as to the taxation ramifications of the proposed Mavuzi Project spin off (“Newco”), it will be restructured from an in specie distribution and rights issue to a priority entitlement issue. All other details in relation to Denison’s conditional cash takeover bid of $1.10 for any and all OmegaCorp’s issued shares remain unchanged.
The major points of the revised spin off are as follows:
•	Newco will own the Mavuzi Project (“the Project”) in Mozambique, with Denison retaining the uranium rights in respect to the Project;
•	Newco will undertake an initial public offering (“IPO”) and seek quotation of its shares on ASX following completion of the Denison take over offer. A prospectus (which will have an application form attached that will need to be completed) will be made available when Newco shares are offered under the IPO;
•	OmegaCorp shareholders will now be entitled to subscribe as a priority for approximately 31 million shares of the IPO at $0.20 per share, to be set aside for OmegaCorp shareholders on a 1 for 5 basis, plus a 1 for 2 free attaching Listed Option exercisable at $0.20 over three years. The ex-date for the priority entitlement will be announced by the Company as soon as possible; and
•	Denison will be entitled to subscribe as a priority for 5 million shares of the IPO at $0.20 per share, plus a 1 for 2 free attaching Listed Option exercisable at $0.20 over three years.
Newco’s capital structure is still to be completed, however, it will include entitlements rights for OmegaCorp shareholders and Denison as follows:

	Newco Shares	Newco Options
	from Priority	from Priority	Proceeds to Newco
Holder	Entitlement	Entitlement	(ex Options)
Omegacorp/IPO shareholders	31,000,000	15,500,000	$6,200,000

Denison	5,000,000	2,500,000	$1,000,000

Total	36,000,000	17,500,000	$7,200,000
The Newco Board will initially comprise three existing OmegaCorp directors, Messers Ian Middlemas, Matthew Yates and Mark Pearce.
Further details of Newco, including a detailed description of its assets and capital structure etc, will be included in the Explanatory Memorandum in the Notice of General Meeting to be sent to shareholders shortly.

ANNOUNCEMENT TO THE AUSTRALIAN SECURITIES EXCHANGE:
22 JANUARY 2007
MAVUZI RESOURCES LIMITED IPO
The Board of OmegaCorp Limited (“the Company” or “OmegaCorp”) is pleased to announce details of the initial public offer (“IPO”) and listing of the Company’s wholly owned subsidiary, Mavuzi Resources Limited (“Mavuzi”), on the Australian Securities Exchange (“ASX”). Mavuzi will have direct interests in a number of mineral exploration projects in Mozambique which will initially focus on the copper and gold potential in the project areas. Further details of these projects are contained in Schedule A.
The offer in the Prospectus will consist of approximately 44 million shares at $0.20 each to raise up to $8.8 million before costs. Further details of the proposed capital structure of Mavuzi are contained in Schedules B and C and include:
1.	The Priority Offer – persons registered as shareholders of OmegaCorp on 29 January 2007 or persons issued shares in OmegaCorp on exercise of options during the period of Denison Mines Corp’s offer will be entitled to subscribe for shares in Mavuzi on a 1 for 5 basis for up to approximately 31 million shares. In addition, Denison will be entitled to subscribe for 5 million shares in Mavuzi.
2.	The Public Offer – a further 8 million shares, plus any shares not subscribed for under the Priority Offer, will be offered to the public; and
3.	Free attaching listed options – in addition, for every two shares issued under both the Priority Offer and the Public Offer, Mavuzi shareholders will receive, for no further consideration, one listed option exercisable at $0.20 at any time up to 30 June 2010.
Following confirmation from ASX, shareholder approval is not required for the Mavuzi IPO and consequently a general meeting is not required. Specifically, ASX Listing Rule 7.17 and 11.4 does not apply, the latter on the basis that the Mavuzi IPO of the exploration projects in Mozambique is not a disposal of a major asset.
Mavuzi expects to lodge with the ASIC and make available a Prospectus (which will be accompanied by an application form that will need to be completed by persons wanting to acquire securities) for the Mavuzi IPO by mid 2007, however this is an indicative date and the completion of the Prospectus will be subject to Mavuzi obtaining all regulatory approvals in Mozambique, and the completion of all due diligence procedures.
The Mavuzi Board will initially comprise three existing OmegaCorp directors, Messrs Ian Middlemas, Matthew Yates and Mark Pearce. Mr Yates will be the Managing Director of Mavuzi (further details of Mavuzi’s directors and senior management are contained in Schedule E). The Mavuzi Board will be responsible for managing the Mavuzi IPO process.

SCHEDULE A
Mozambique Projects Summary — Mavuzi
Background
In 2005 OmegaCorp Minerais Limitada (Mozambique) (“OMC Moz”) was granted four contiguous prospecting licences covering a total area of approximately 700 square kilometres around the abandoned Mavuzi Uranium Mine (“Mavuzi Mine”) in the Tete Igneous Complex of north-western Mozambique.
Mavuzi Project
Initially, OMC Moz focused its efforts at the Mavuzi Mine on a preliminary program of RC drilling along the projected extensions of the Mavuzi shear near the Mavuzi Mine. The objective was to test for the possible presence of near surface, open-pitable uranium mineralisation in carbonate lodes and silicified shears and the surrounding wall rock. The assay results from the preliminary drilling program were disappointing and consequently the exploration initiative was broadened.
In 2006 OMC Moz started a regional program of stream sediment sampling over the whole licence block in the search for indications of the presence of additional uranium, precious and base metal mineralisation. Although many of the analytical results from the collected samples are still outstanding, this work has identified a gold anomaly in stream sediments covering approximately seven kilometres long by one kilometre wide in the Boa Viseau target area. Anomalous copper, thorium, uranium, lanthanum and cerium provide variable support to the gold, and the anomaly straddles the contact between a magnetite bearing metacarbonate and the underlying gneiss basement. There is potential for the mineralisation being targeted in this area to have iron-oxide-copper gold (IOCG) affinities.
In November 2006 the whole licence block was flown with a low-level, heliborne, radiometric and magnetic, geophysical survey. Only the most preliminary results are currently available and the data is still being processed and interpreted.
Figure 1: Geology of the Mavuzi project area with target areas as defined to date

Work Completed by OMC Moz
The major items of mineral exploration work carried out to date are summarised below:
•	data compilation and initial field reconnaissance;
•	stream sediment sampling: whole block (890L, 1054L, 1055L finished – 50% of results pending; 1119L planned for 2007);
•	mapping and ground radiometrics of Boa Viseau (in progress);
•	soil sampling at Boa Viseau (400 m x 50 m grid) (results pending); and
•	heliborne geophysics (approx. 4250 line km/200m line spacing – results pending).
Meponda Project
The Meponda Project comprises three contiguous licences covering approximately 472 square kilometres. The Project is situated 60 km west of the regional capital Lichinga in Niassa Province of northern Mozambique. The licences cover the Meponda Alkaline Igneous Complex. The complex is exposed as a prominent, elongate mountain flanking the eastern edge of the Lake Malawi rift valley. This mountain, known as Monte Numale, is composed of a cream to pink, coarse grained, syenitic gneiss with a distinctly nodular appearance. The Project was acquired for its potential to host uranium and other elements. Work completed to date has been restricted to a data compilation and reconnaissance field work.
Mavuzi IPO
Mavuzi expects to lodge a Prospectus for the Mavuzi IPO with the ASIC by mid 2007. Following confirmation from ASX, shareholder approval is not required for the Mavuzi IPO and consequently a general meeting is not required. Specifically, ASX Listing Rule 11.4 does not apply on the basis that the Mavuzi IPO of the exploration projects in Mozambique does not constitute the disposal of a major asset.
The completion of the Prospectus will be subject to Mavuzi obtaining all regulatory approvals in Mozambique, including but not limited to approvals for the transfer of shares in OMC Moz to Mavuzi. Furthermore, appropriate due diligence procedures will need to be completed prior to lodgement of the Prospectus, so an indicative timetable for the IPO is not yet available.
The Mavuzi IPO will be funded by an interest-free intercompany loan from OmegaCorp, to be repaid in full immediately after the IPO, and will be managed by three of OmegaCorp’s current directors. It is anticipated that up to 2 million shares will be issued to OmegaCorp as consideration for the transfer of the Mavuzi and Meponda Projects.
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr. Matthew Yates, who is a Member of The Australian Institute of Geoscientists (AIG). Mr. Yates is a full-time employee of Beacon Exploration Pty Ltd, a consultant of OmegaCorp Limited. Mr. Yates has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Yates consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

SCHEDULE B
Pro-forma Capital Structure for Mavuzi
The table below details the proposed capital structure of Mavuzi following the IPO:

			(2)Number of	(3)Number of
	Number of	(1)Number of	Unlisted	Unlisted
	Ordinary	Listed $0.20	$ 0.20	$ 0.30	Cash
	Shares	Options	Options	Options	$
Current issued capital	2	—	—	—	2

Total Shares issued at date of this Notice	2	—	—	—	2

Transactions to be undertaken
Priority issue to OmegaCorp Shareholders[4,5]	30,930,012	15,465,006	—	—	6,186,002
Priority issue to Denison[5,6]	5,000,000	2,500,000	—	—	1,000,000
Public Offer[5,10]	8,000,000	4,000,000	—	—	1,600,000

Issue of Securities to OmegaCorp[7]	2,000,000	—	—	—	—
Issue of Unlisted Options to executive directors and consultants of Mavuzi[8]	—	—	2,000,000	1,000,000	—
Transaction and capital raising costs[9]	—	—	—	—	(400,000)

Total	45,930,104	21,981,551	2,000,000	1,000,000	8,386,004

Notes to Pro-Forma Capital Structure

1.	$0.20 Listed Options are exercisable at any time up to and including 30 June 2010.

2.	$0.20 Unlisted Options are exercisable at any time up to and including 31 May 2010.

3.	$0.30 Unlisted Options are exercisable at any time up to and including 31 December 2010.

4.	Priority entitlement for shareholders of OmegaCorp registered on 29 January 2007 and option holders who are issued shares in OmegaCorp on exercise of their options during Denison’s offer to subscribe for ordinary shares in Mavuzi on the basis of 1 share in Mavuzi for every 5 shares held in OmegaCorp.

5.	One for two free attaching $0.20 Listed Option.

6.	Priority entitlement to Denison Mines Corp to subscribe for 5 million ordinary shares in Mavuzi.

7.	It is assumed that OmegaCorp will be issued up to 2 million ordinary shares (valued at $0.20 per share) as consideration for the transfer of the Mozambique exploration assets.

8.	Directors of Mavuzi intend to issue 500,000 $0.20 Unlisted Options to the Managing Director of Mavuzi (Matthew Yates), 1,500,000 $0.20 Unlisted Options to employees and consultants of Mavuzi, and 1,000,000 $0.30 Unlisted Options to the Managing Director of Mavuzi (Matthew Yates).

9.	Indicative figure only.

10.	The Mavuzi directors reserve the right to issue up to an additional 8 million shares and 4 million Listed Options in oversubscriptions.

SCHEDULE C
Pro-forma Balance Sheet for Mavuzi
The table below details an unaudited pro forma balance sheet taking into account the Priority Offer to OmegaCorp security holders and the Public Offer utilising unaudited financial statements for Mavuzi as at 15 January 2007:

	Mavuzi 15
	January 2007	Transaction
	(unaudited)	Adjustments	Pro-Forma
	$	$	$
CURRENT ASSETS
Cash and cash equivalents [1]	2	8,384,004	8,384,006
Other	—	—	—

TOTAL CURRENT ASSETS	2	8,384,004	8,384,006

NON-CURRENT ASSETS
Exploration expenditure [4]	—	400,000	400,000
Other	—	—	—

TOTAL NON-CURRENT ASSETS	—	400,000	400,000

TOTAL ASSETS	2	8,784,004	8,784,006

CURRENT LIABILITIES
Payables [3]	2,000	(2,000)	—

TOTAL CURRENT LIABILITIES	2,000	(2,000)	—

TOTAL LIABILITIES	2,000	(2,000)	—

NET ASSETS	(1,998)	8,786,004	8,784,006

EQUITY
Issued Capital [2]	2	8,786,004	8,786,006
Reserves [5]	—	300,000	300,000
Accumulated Losses	(2,000)	(300,000)	(302,000)

TOTAL EQUITY	(1,998)	8,786,004	8,784,006

Notes to Pro-Forma Balance Sheet

1.	Assumes that $8,786,004 in capital (net) is raised as outlined in the pro-forma capital structure and also assumes capital raising and transaction costs of $400,000 and payment of the payables totalling $2,000.

2.	Assumes that $8,786,004 in capital (net) is raised as outlined in the pro-forma capital structure less assumed capital raising and transaction costs of $400,000, and also assumes a value of $400,000 for the Mavuzi shares to be issued to OmegaCorp in consideration for the transfer of the shares in OMC Moz.

3.	Assumes the $2,000 payable is paid.

4.	It is assumed that OmegaCorp will be issued up to 2 million ordinary shares (valued at $0.20 per share) as consideration for the transfer of the shares in OMC Moz.

5.	Assumes a total value of $300,000 for the Unlisted Options to executive directors and consultants of Mavuzi.

SCHEDULE D
Current OmegaCorp Group Structure
The diagram below details the OmegaCorp Group Structure as at January 2007:

SCHEDULE E
Mavuzi Board Composition and Senior Management
Following is a summary of the experience and qualifications of the Board and Management of Mavuzi:
Ian Middlemas
Non-Executive Chairman
Qualifications – B.Com, CA
Mr Middlemas is a Chartered Accountant, a member of the Securities Institute of Australia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director of a number of listed companies in the resources sector.
Matthew Yates
Managing Director
Qualifications – B.Sc. (Hons.), MAIG
Mr Yates is a geologist with twenty years industry experience, covering most facets of exploration from generative work to project development. He is currently the Managing Director of OmegaCorp Limited and was instrumental in the acquisition of the Kariba Uranium and Mavuzi Projects. Mr Yates’ efforts were directly attributable to the significant increase in the market capitalisation since the OmegaCorp IPO. He has worked in Australia and southern and eastern Africa, Central Asia and the Gulf Region. He managed the exploration teams at Nimary and Buhemba gold projects in Western Australia and Tanzania respectively. Mr Yates has an applied technical background and has held senior positions for over fifteen years, including Exploration Manager for Tanganyika Gold Limited.
Mark Pearce
Non-Executive Director
Qualifications – B.Bus, CA, FCIS, F Fin
Mr Pearce is a Chartered Accountant and is a Fellow of the Institute of Chartered Secretaries. Mr Pearce is currently a director of several listed companies that operate in the resources sector. He has had considerable experience in the formation and development of listed small cap resource companies and has worked for several large international Chartered Accounting firms.
Luke Watson
Company Secretary
Qualifications – B.Bus, CA
Mr Watson is a Chartered Accountant and holds a Bachelor of Business degree. He commenced his career with a large international Chartered Accounting firm prior to joining OmegaCorp in September 2005 and was appointed Company Secretary in November 2005. Mr Watson is currently the Company Secretary of two listed companies that operate in the resources sector.

Annexure B
PRESS RELEASE
DENISON TO ACQUIRE OMEGACORP LIMITED
Toronto, ON — December 5, 2006 — Denison Mines Corp. (“Denison”) (IUC:TSX, DEN:TSX) is pleased to announce a takeover offer to acquire any or all of the issued and outstanding shares of OmegaCorp Limited (“Omega”) (ASX:OMC) at a price of AU$1.10 per share for a total consideration of approximately AU$170 million (CDN$154 million). The offer reflects a premium of approximately 25% to the volume weighted average price for Omega shares in the previous 20 trading days.
Omega’s directors have unanimously recommended that shareholders accept the Denison offer in the absence of a superior offer. Omega’s directors have also unanimously indicated that they intend to accept the Denison offer with respect to their own shareholdings in the absence of a superior offer or if there is a bid by a third party that is matched by Denison. Omega has also agreed to a break fee of 1% of the equity value of Omega under specified circumstances together with a right to match provision in favour of Denison. Omega has agreed not to solicit other offers during the offer period.
The Denison offer contemplates the spin-off of the Mavuzi assets in Mozambique to Omega shareholders. Omega intends to seek all necessary approvals to distribute the shares to the Omega shareholders (as at a record date to be determined) on a 1 for 4 basis in a company (“Newco”) which is to be incorporated and will own the Mavuzi assets. Omega will seek to list Newco on the Australian Stock Exchange (“Distribution in Specie”). Denison will retain the uranium rights in respect of the Mavuzi assets.
Denison’s offer is subject to a number of conditions including receipt of regulatory approvals and no material adverse changes to Omega. A copy of the Bid Implementation Agreement will be available on www.sedar.com. The Bidder’s Statement to Omega’s shareholders is expected to be available within 3 weeks.
Omega is an Australian listed mineral exploration company which has a portfolio of uranium projects in southern Africa, including the advanced stage Kariba Project in Zambia. Please see attached map.
Kariba Uranium Project – Zambia
Omega holds a 100% interest in the Kariba Uranium Project located approximately 200 kilometres south of Lusaka. Encompassing an area of over 1,890 square kilometers, three main areas of mineralization have been identified to date – Mutanga, Dibwe and Bungua, with several targets in each area.
Current inferred resources1, prepared by FinOre Mining Consultants in accordance with the JORC Code, at the Mutanga and Dibwe areas are estimated at 16,400,000 tonnes grading 380 ppm U3O8 containing 13.7 million pounds U3O8 at a 200 ppm U3O8 cut-off. Existing data supports resource upside potential here and elsewhere within the project.
The mineralization on the property has not been estimated in conformity with National Instrument 43-101 (“NI 43-101”), and consequently there are no 43-101 compliant resources or reserves at this time. All resource estimates quoted above are based on prior data and reports obtained and prepared by previous operators and information, including Omega. Denison has not completed the work necessary to verify the classification of the mineral resource estimate. Inferred resources have a great amount of uncertainty as 2 to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The properties will require further valuation which Denison’s management and consultants intend to carry out in due course upon completion of the acquisition.
Omega has completed a scoping study2 of the Kariba project (the “Study”) utilizing an open pit, alkali leach mining operation. The Study, conducted by MDM Engineering (Pty) Ltd of South Africa, considers the engineering and costing of all the plant, equipment and associated infrastructure facilities such as water, power and transportation requirements. Results of the Study suggest that the project could support the production of 1.5 million pounds of U3O8 per annum at an initial estimated operating cost of US$23 per pound (determined to a nominal accuracy of +/- 30%). The mining rate for the project was estimated at 2 million tonnes per annum, with a 90% metallurgical recovery. Using these parameters, the operation could support a mining operation for about six years. This was considered to be a base case for the project as there is potential to increase the overall resource base and therefore the life of the mine.
Capital costs (determined to a nominal accuracy of +/-30%) for the process plant and infrastructure were estimated at US$41 and US$17 million respectively. A further US$1.5 million has been estimated for the “first fill” of reagents.
The Study was completed using the following parameters:

• Life of mine estimate	6 - 10 years

• Ore Mining Rate	2.0 Million tonnes per annum

• Cut off grade	200 parts per million (ppm) (.02% U3O8)

• Mining grade	360 – 420 ppm (.036% - .042% U3O8)

• Recovery	90%
The key considerations in the Study were scale, throughput rate, project life, and community and environmental impacts. The minimum project life was expected to be six years, but with the potential to be at least ten, given the number of untested targets and other areas drilled by AGIP, who explored the area extensively in the past. To this end, the Study completed to date is considered as a base case scenario.
The proposed mining site is regionally well serviced with infrastructure, with grid power available within sixty kilometres from the site. Water is available from nearby Lake Kariba if required, or from on site sources. The study has used the former option.
The mining of both overburden and ore is described as a relatively simple process requiring limited blasting. The stripping ratio of the Mutanga deposit was estimated at <2:1, with the Dibwe deposit expected to be higher, due to the nature of the mineralisation. The stripping ratio for the life of the operation was not expected to exceed 4:1.
The current consideration is to locate the plant and associated infrastructure approximately one kilometre south of the Mutanga deposit. This area has been chosen due to its suitability, proximal nature and access.
A conceptual flow sheet was generated that incorporates the newly conceived concept of upgrading the ore ahead of its processing by running the milled ore through screens and an attrition scrubber. The leaching commences in the milling part of the circuit, with the introduction of modest heat (60oC) and continues in the leach tanks and counter-current-decant (CCD) part of the circuit. The process utilises an alkali leach, processing up to two million tonnes of ore per annum. A metallurgical recovery factor of 90% has been applied in the scoping study based on extensive testing.
The Study is preliminary in nature and it is based entirely on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The Study also contained assumptions relating to ore density, expectation of upgrading of resources and use of historic drillhole locations. There is no certainty that the economic results from the Study will be realized. The Study is a preliminary assessment of the project and Denison believes that the operating and capital costs could be higher. 3
Denison’s management believes that the acquisition of Omega will fit well into its growth strategy in terms of development scheduling and uranium production. The Omega assets are expected to add significantly to Denison’s uranium resources and bring additional near term production capacity, as well as establishing Denison in Africa.
Dundee Securities Corporation served as financial advisor to Denison on the acquisition.
Conference Call and Webcast Information
A conference call with simultaneous web cast presentation will be held at 11:00 AM EST (08:00 AM PST) on December 5, 2006 to discuss the transaction. Please call in 5 minutes before the conference starts and stay on the line. An operator will be available to provide assistance.
Call-in number for the conference call: 416-695-9753
North America Toll Free: 1-877-888-3490
The presentation webcast will be available for viewing on the Denison website (www.denisonmines.com).
A replay of the telephone conference will be available approximately one hour after the completion of the conference and until December 15, 2006. The replay number in North America is 416-695-5275 or toll free 1-888-509-0081. To access the recording, please enter access code: 636760.
1 JORC compliant resource estimate prepared by FinOre Mining Consultants, a subsidiary of CSA Geological Consultants (August, 2006). The August 2006 report’s Qualified Person is Mr. Malcolm Titley, Principal Consultant and Director of FinOre Mining Consultants. Mr. Titley is a BSc qualified geologist and chemist with 25 years combined mining industry and resource estimation experience.
2 The Study is a preliminary assessment, which has been completed by a number of industry recognized consultants engaged by Omega, and is based on the current Inferred Mineral Resource estimated in compliance with the JORC Code. These JORC compliant resources have not been estimated in accordance with NI 43-101. Denison has not verified any of the data disclosed in the Study that formed the basis for the inferred resources referred to in this release. Denison has not verified any of the sampling, or analytical or test data underlying the information or opinions that formed the basis of that Study. This Study must be considered as a preliminary assessment, and the inferred resources contained therein have to be considered too speculative geologically to have any economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the assumptions in this preliminary assessment will be realized. The Study provides that: little knowledge of the geology controls on mineralization and the mineralogy of the deposits is available; there is uncertainty concerning the reconciliation of assay grade of the rock returned and of downhole radiometric probing; at Dibwe, which hosts 48% of the inferred resources, there is uncertainty regarding both U3O8 grade and the position of the down hole mineralization intercepts; the in-situ dry density calculations are based on samples that do not have a known location. Denison has not verified any of the data that underpinned the assumptions contained in this preliminary assessment. No Denison employee has visited the project or has access to more information other than that contained in the Study.
The Study’s Qualified Person is Mr. Dodd of MDM Engineering Limited of Johannesburg, South Africa. Mr. Dodd holds a BSc (Hons) in Chemical Engineering and is a fellow of the South African Institute of Mining Metallurgy with 32 years experience in the field of extractive metallurgy.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison or Omega to be materially different from those expressed or implied by such forwardlooking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Fault
Uranium Prospect
Uranium Radiometric Anomaly
Main Road
Track
AERIAL GEOPHYSICAL SURVEY AREA
SIAMBOKA
NJAMI
Zambezi River
KAROO
PRE KAROO
MUTANGA EAST
MUTANGA WEST
MUTANGA
DIBWE NORTH
DIBWE
DIBWE WEST
CHIZWABOWA
LUTELE
BUNGUA
BASEMENT
Lake Kariba
Siavonga
16°15'S
16°30'S
28°15'
28°30'
28°45'
0
25 km

KARIBA URANIUM PROJECT ZAMBIA/GEOLOGY

Indian Ocean
Kayelekera
Zambia
Kariba
Trekkopje
Rossing Mine
Langer Heinrich
Dominion
Johannesburg
Tropic of Capricorn
URANIUM PROJECTS
Mine
Under Construction
Project at Bankable Study Stage
0
1000 km

658800mE
659000mE
194600mN
659200mE
194400mN
659400mE
194200mN
RL 600m
RL 500m
DD01
DD46
DD46A
DD17
DD46B
WD016
DD47
DD18A
DD48
DD02A
DD02
DD49
DD09
DD19
DD50A
DD50
WD036
DD51
WD063
DD03
578
18
515
22
156
22
422
55
250
32
174
18
259
17
Vertical / Horizontal = 2:1
Uranium intercept: U (ppm) / metres
0
200m

MUTANGA DEPOSIT CROSS SECTION
LOOKING ROUGHLY NE (TOWARDS 037.5)
NW-SE SECTION (127.5)

Dension Mines Corp.
OmegaCorp Limited

KARIBA URANIUM
PROJECT
ZAMBIA

PRESS RELEASE
DENISON ANNOUNCES CREDIT FACILITY WITH SCOTIA CAPITAL
Not for distribution to United States newswire services or for dissemination in the United States
TORONTO, December 22, 2006 — Denison Mines Corp. announced today that it has a commitment from Scotia Capital for a CDN$100,000,000 credit facility to provide temporary financing of its bid for up to 100% of the common shares of OmegaCorp Limited (“Omega”) (OMC:ASX). The facility expires on April 30, 2007. Omega is an Australian traded mineral exploration company which has a portfolio of uranium projects in southern Africa, including the advanced stage Kariba Project in Zambia. Denison’s Bidder’s Statement to Omega shareholders is expected to be available in early January 2007.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Corporate Directory

Board of Directors

Lukas H. Lundin	Chairman

E. Peter Farmer	Chief Executive Officer and Director

Ron F. Hochstein	President, Chief Operating Officer and Director

John H. Craig	Director

W. Robert Dengler	Director

Brian D. Edgar	Director

Paul F. Little	Director

Roy J. Romanow	Director

William A. Rand	Director

Catherine J.G. Stefan	Director

Denison’s Registered Office

Suite 402, 595 Bay Street
Toronto M5G 2C2 Canada

Offer Enquiry Line

1300 653 890 (callers within Australia)
+61 3 9415 4213 (callers outside Australia)

As required by law, all calls to this number will be recorded.

Share Registry for the Offer

Computershare Investor Services Pty Ltd
Level 5/115 Grenfell Street
Adelaide South Australia 5000

Financial Adviser

Dundee Securities Corporation
1 Adelaide Street East
27 Floor Toronto, ON M5C 2V9

Legal Adviser

Price Sierakowski
Level 24, St Martins
44 St Georges Terrace
PERTH WA 6000

■
Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 1326
Adelaide SA 5001 Australia
Enquiries (within Australia) 1300 653 890
(outside Australia) +61 3 9415 4213
Facsimile +61 8 8236 2305
web.queries@computershare.com.au
www.computershare.com

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Securityholder Reference Number (SRN)

Use a black pen. Print in CAPITAL letters inside the grey areas.

Transfer and Acceptance Form — Cash Offer	I 1234567890 IND
This is an important document and requires your immediate attention. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.
Use this form to accept Denison Mines Corp Offer for your OmegaCorp Limited ordinary shares.

Consideration
The consideration applicable under the terms of this offer is $1.10 for every OmegaCorp share

To be completed by Securityholder
You will be deemed to have accepted the Offer in respect of all your OmegaCorp Limited ordinary shares if you sign and return the form.

If you hold your OmegaCorp Limited ordinary shares in a CHESS holding (see “subregister” above), to accept the offer you can either:

• Instruct your Controlling Participant directly — normally your stockbroker or

•   Authorise Denison Mines Corp to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised Denison Mines Corp to contact your Controlling Participant directly via the CHESS system.

Contact details
Please provide your contact details in case we need to speak to you about this form.

Name of contact person	Contact person’s daytime telephone number

Sign here — this section must be signed before we can process this form.
I/We accept the offer made by Denison Mines Corp in respect of ordinary shares in OmegaCorp Limited I/we hold and I/we agree to be bound by the terms and conditions of the offer (including the instructions as to acceptance of the offer on the back of this form) and transfer all of my/our OmegaCorp Limited ordinary shares to Denison Mines Corp for the above consideration.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary
The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.
See back of form for completion guidelines

■	A S X A A A S X A A	1 T K A C	<Broker PID>	+

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How to complete this form
Acceptance of the takeover offer

Registration Details

The ordinary shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the OmegaCorp Limited register.

If you have already sold all your OmegaCorp Limited ordinary shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

Consideration

The cash consideration payable under the takeover offer is $1.10 per ordinary share.

How to accept the Offer

If your OmegaCorp Limited ordinary shares are held in an Issuer Sponsored Holding, simply complete and return this form to the Denison Mines Corp Registry so that it is received by no later than 5pm CST on 28 February 2007 unless extended.

If your OmegaCorp Limited ordinary shares are in a CHESS holding, you may contact your Controlling Participant directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Denison Mines Corp to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Denison Mines Corp Registry so that it is received no later than 5pm CST on 28 February 2007 unless extended.

If you sign and return this Transfer and Acceptance Form to the Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Denison Mines Corp (and authorise Denison Mines Corp to warrant on your behalf) that you have full legal and beneficial ownership of the OmegaCorp Limited ordinary shares and that Denison Mines Corp will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Dension Mines Corp or Computershare Investor Services Pty Limited (‘CIS’) will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf.

Contact details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

Signature(s)

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.

Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Denison Mines Corp registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

Deceased Estate:	all executors must sign and, if not already noted by the Denison Mines Corp registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form
This Transfer and Acceptance Form must be received at the Adelaide office of CIS by no later than 5pm CST on 28 February 2007. Return this Transfer and Acceptance Form to:

Postal Address	OR	Hand Delivery
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 1326		Level 5
Adelaide SA 5001		115 Grenfell Street
Adelaide SA 5000
Privacy Statement
Personal information is collected on this form by CIS, as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS, In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au
If you have any enquiries concerning this Takeover Offer please contact CIS on telephone 1300 653 890.
For legal reasons, all calls to this number will be recorded.
Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:	Computershare Investor Services Pty Limited GPO Box 1326 Adelaide SA 5001 Australia

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Exhibit 3

D E N I S O N M I N E S
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES EXPLORATION UPDATE
Toronto, ON — January 24, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) is pleased to report on its 2007 exploration activities. Please see attached map.
Athabasca Basin
In the Athabasca Basin, Denison is participating in over 30 exploration projects, primarily located in the southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with a subsidiary of the AREVA Group (“AREVA”) and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin.
Denison is participating in nine major drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, Huard-Kirsch and Crawford Lake joint ventures, and the 100% owned Johnston Lake project. JNR Resources Inc. will operate the 75% owned Moore Lake project until June, 2007 when Denison will take over. Near the McClean Mill, joint venture partner AREVA is operator of the Midwest, Wolly and McClean projects.
On Denison’s operated and non-operated projects, a total of approximately 48,000 metres of drilling is planned this winter, consisting of approximately 110 holes using 8 diamond drill rigs. This meterage represents a substantial increase over that of each of its two predecessor companies, and reinforces Denison’s commitment to exploration in the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 5,500 line kilometres of airborne geophysical surveys are currently being flown over three properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on eight properties, where over 382 line kilometres of Fixed Loop Time Domain EM surveys, 342 line kilometres of HLEM (Horizontal Loop Electromagnetics) and over 120 line kilometres of DC Resistivity surveys will be completed this winter. Over 1,000 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
At the Midwest project where Denison maintains a 25.17% interest, operator AREVA’s focus will be on delineation drilling on the Mae zone, one of the most economically important discoveries in recent years. Denison will report on any significant results as they become available.
Southwest United States
In the United States, Denison’s exploration activities are ramping up after a 25 year hiatus. An estimated 90,000 feet (28,000 meters) of drilling is planned in 2007, with work initially concentrating near the Company’s permitted and producing mines in Utah and Colorado.

Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010.
Australia
Energy Metals Limited (“Energy Metals”) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on January 12, 2007. Denison owns a 12% equity interest in Energy Metals and is looking to further participate in advanced projects.
William Kerr, P. Geol., a Qualified Person pursuant to NI 43-101, has reviewed the contents and technical information contained in this news release. Mr. Kerr is Vice President Exploration for Denison.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic

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viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer (416) 979-1991 ext. 231
Ron Hochstein (604) 689-7842
James Anderson (416) 979-1991 ext. 372

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Mongolia Properties
Russia
Mongolia
China
Denison (GSJV)
Denison
Denison-AREVA JV
Denison option-Erdene License
Mines or Deposits
Railway
Hairhan
Haraat
Athabasca Basin
Athabasca Basin
Midwest
McClean Lake Mill
Wolly
McClean
Johnston
Kirsch
Wheeler River
Crawford/Brown
Park Creek
Moore Lake
US Southwest
URAVAN BELT
COLORADO PLATEAU
HENRY MTNS COMPLEX
WHITE MESA MILL
ARIZONA 1 MINE
KANAB NORTH MINE
ARIZONA STRIP
PINENUT MINE
CANYON MINE
Energy Metals Limited
(equity participation)
Kariba Project
(acquisition pending)

EXPLORATION PROJECTS - DRILL PROGRAMS

DENISON MINES CORP.

Exhibit 4

D E N I S O N M I N E S
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES OPERATIONS UPDATE
Toronto, ON — January 30, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) is pleased to announce that it has awarded E.D. Mining, LLC, the contract to conduct contract mining at the Company’s Sunday mine in the United States. Mining has commenced and production from the Sunday mine is expected to add about 100 tons of ore daily to the current daily U.S. production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by mid-2007. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White Mesa Mill and is currently being stockpiled. Milling of conventional ore is scheduled for early 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the Mill.
The Company will be evaluating the Rim and Van 4 mines on the Colorado Plateau with the plan to commence operations in 2007.
At the Tony M mine within the Henry Mountains Complex, which is located west of the Colorado Plateau District, permitting is progressing well and it is expected that full operational permits will be received by the end of the first quarter, 2007. Rehabilitation of the mine will commence within the next few months under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in the third quarter of this year.
At the White Mesa Mill, the Company has implemented a US $15 million modernization program which will include modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A. The Mill continues to process alternate feed material from several large contracts. Production at the White Mesa mill in 2006 was approximately 280,000 pounds of U3O8 and it is anticipated that production in 2007 will be about 400,000 pounds. By 2010, production levels from U.S. operations are anticipated to reach greater than 3 million pounds U3O8 and 4.5 million pounds of vanadium. The Company intends to maximize the advantage of its ownership of one of only two operating mills in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company is negotiating toll milling arrangements with other mines in the region.
In Canada, mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding on schedule with a scheduled completion by the end of this year. U3O8 production at the McClean Lake mill, in which Denison has a 22.5% interest, was 1,795,000 pounds in 2006 (Denison’s share was 404,000) and it is anticipated that the joint venture production in 2007 will be 2.2 million to 3 million pounds. The large variance in this estimate is a result of the uncertainty associated with the drilling of the bore holes for the jet boring mining at the McClean North deposit, the completion of mill modifications to increase the leaching capacity at the mill and the time required to obtain regulatory approvals to implement the mill modifications. Production levels at McClean should continue to increase and by 2011, with Midwest ore production and another mill expansion, production should be about 9 million pounds per year.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

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